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                                AT&T CANADA INC.

                                   MAY 6, 2003



                             ANNUAL INFORMATION FORM


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                                TABLE OF CONTENTS

1.       CORPORATE STRUCTURE..................................................2

2.       GENERAL DEVELOPMENT OF THE BUSINESS..................................5

3.       NARRATIVE DESCRIPTION OF THE BUSINESS...............................13

         THE COMPANY.........................................................13
         RECENT DEVELOPMENTS.................................................16
         SERVICE OFFERINGS...................................................16
         SALES AND MARKETING.................................................17
         CUSTOMERS...........................................................18
         CUSTOMER CARE.......................................................19
         COMPETITION.........................................................19
         PROPERTIES..........................................................20
         GOVERNMENT REGULATION...............................................20
         EMPLOYEES...........................................................22
         LEGAL PROCEEDINGS...................................................23
         INTELLECTUAL PROPERTY...............................................23

4.       SELECTED CONSOLIDATED FINANCIAL DATA................................28

5.       MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
         AND RESULTS OF OPERATIONS...........................................30

6.       SHARE CAPITAL.......................................................30

7.       MARKET FOR SECURITIES...............................................35

8.       DIRECTORS AND OFFICERS..............................................35

9.       ADDITIONAL INFORMATION..............................................42

         Pursuant to a Consolidated Plan of Arrangement and Reorganization (the "PLAN"), a new parent company, AT&T Canada Inc. was incorporated under the CANADA BUSINESS CORPORATIONS ACT (the "CBCA") in February 2003 and pursuant to Articles of Reorganization dated April 1, 2003 became the sole shareholder of AT&T Canada Limited, which prior to April 1, 2003 was called AT&T Canada Inc.

         In this Annual Information Form, unless the context otherwise indicates, references to "AT&T Canada" refer to AT&T Canada Limited (formerly AT&T Canada Inc.) and its subsidiaries and references to the consolidated financial statements refer to the consolidated financial statements of AT&T Canada Limited, the notes thereto and the auditors' report thereon for the year ended December 31, 2002. References to "New AT&T Canada" refer to AT&T Canada Inc. All references to the "Company" unless otherwise provided includes AT&T Canada and its subsidiaries and as of April 1, 2003, includes New AT&T Canada and its subsidiaries. Unless indicated otherwise, all dollar references in this Annual Information Form are to Canadian dollars.

         A NUMBER OF THE MATTERS DISCUSSED HEREIN ARE NOT HISTORICAL OR CURRENT FACTS, BUT RATHER DEAL WITH POTENTIAL FUTURE CIRCUMSTANCES AND DEVELOPMENTS. THE DISCUSSION OF SUCH MATTERS IS QUALIFIED BY THE INHERENT RISKS AND UNCERTAINTIES SURROUNDING FUTURE EXPECTATIONS GENERALLY. SUCH DISCUSSION MAY MATERIALLY DIFFER FROM NEW AT&T CANADA'S ACTUAL FUTURE EXPERIENCE INVOLVING ANY ONE OR MORE OF SUCH MATTERS. THE OPERATIONS AND RESULTS OF NEW AT&T CANADA'S TELECOMMUNICATIONS BUSINESS MAY BE SUBJECT TO THE EFFECT OF OTHER RISKS AND UNCERTAINTIES, INCLUDING THE IMPLEMENTATION OF THE TRANSITION TO A NEW BRAND FOR NEW AT&T CANADA; THE IMPLICATIONS OF, TERMS OF AND DIFFERENCES FROM FORMER COMMERCIAL ARRANGEMENTS REPRESENTED BY NEW AT&T CANADA'S NEW COMMERCIAL ARRANGEMENTS WITH AT&T CORP. INCLUDING LOSS OF TECHNICAL SUPPORT AND CAPABILITIES, CUSTOMERS, TRAFFIC AND REVENUE; COMPETITION IN CANADA WITH AT&T CORP.; COMPETITION WITH THE INCUMBENT LOCAL EXCHANGE CARRIERS (THE "ILECS"), IN PARTICULAR BELL CANADA AND TELUS CORP., EACH OF WHICH HAS SIGNIFICANTLY GREATER RESOURCES THAN NEW AT&T CANADA; EXISTING GOVERNMENT REGULATIONS AND CHANGES IN, OR THE FAILURE TO COMPLY WITH, GOVERNMENT REGULATIONS; THE LEVEL OF EXPENDITURES NECESSARY TO SUSTAIN OPERATIONS, PROVIDE NEW SERVICES, BUILD AND UPDATE NETWORKS AND MAINTAIN OR IMPROVE QUALITY OF SERVICE; THE AVAILABILITY, TERMS AND COST OF CAPITAL REQUIRED TO FUND CAPITAL AND OTHER EXPENDITURES; THE DURATION AND EXTENT OF THE CURRENT ECONOMIC DOWNTURN; THE POSSIBILITY OF FURTHER DETERIORATION IN THE STATE OF CAPITAL MARKETS AND THE TELECOMMUNICATIONS INDUSTRY; CURRENT NEGATIVE TRENDS IN GLOBAL MARKET AND ECONOMIC CONDITIONS WHICH IMPACT THE DEMAND FOR, AND COSTS OF, PRODUCTS AND SERVICES; THE FINANCIAL CONDITION AND CREDIT RISK OF CUSTOMERS AND UNCERTAINTIES REGARDING COLLECTIBILITY OF RECEIVABLES; THE RATE OF DECLINE OF PRICES FOR DATA AND VOICE SERVICES; UNCERTAINTY AS TO WHETHER NEW AT&T CANADA'S STRATEGIES WILL YIELD THE EXPECTED BENEFITS, SYNERGIES AND GROWTH PROSPECTS; THE ABILITY TO INCREASE REVENUES FROM BUSINESS SEGMENTS OTHER THAN VOICE SERVICES (SUCH AS DATA AND INTERNET SERVICES); NEW AT&T CANADA'S ABILITY TO ACCESS MARKETS, DESIGN EFFECTIVE FIBRE OPTIC ROUTES, INSTALL CABLE AND FACILITIES, INCLUDING SWITCHING ELECTRONICS, INTERCONNECT TO THE ILECS' NETWORKS, SATISFY THE OBLIGATIONS IMPOSED ON COMPETITIVE LOCAL EXCHANGE CARRIERS ("CLECS") BY THE CANADIAN RADIO-TELEVISION AND TELECOMMUNICATIONS COMMISSION (THE "CRTC") AND OBTAIN RIGHTS-OF-WAY, BUILDING ACCESS RIGHTS AND ANY REQUIRED GOVERNMENT AUTHORIZATIONS, FRANCHISES AND PERMITS, ALL IN A TIMELY MANNER, AT REASONABLE COSTS AND ON SATISFACTORY TERMS AND CONDITIONS; THE INTENSITY OF COMPETITIVE ACTIVITY, AND ITS RESULTING IMPACT ON THE ABILITY TO RETAIN EXISTING AND ATTRACT NEW CUSTOMERS, AND THE CONSEQUENT IMPACT ON PRICING STRATEGIES, REVENUES AND NETWORK CAPACITY; THE ABILITY TO DEPLOY NEW TECHNOLOGIES AND OFFER NEW PRODUCTS AND SERVICES RAPIDLY AND ACHIEVE MARKET ACCEPTANCE THEREOF; AND THE IMPACT OF ADVERSE CHANGES IN LAWS OR REGULATIONS OR OF ADVERSE REGULATORY INITIATIVES OR PROCEEDINGS AND THE ABILITY TO ATTRACT AND RETAIN QUALIFIED PERSONNEL. GIVEN THESE UNCERTAINTIES, UNDUE RELIANCE SHOULD NOT BE PLACED ON SUCH FORWARD-LOOKING STATEMENTS. THE COMPANY DISCLAIMS ANY OBLIGATIONS TO UPDATE ANY SUCH FACTORS OR PUBLICLY ANNOUNCE THE RESULT OF ANY REVISIONS TO ANY OF THE FORWARD-LOOKING STATEMENTS CONTAINED HEREIN TO REFLECT FUTURE EVENTS.

1.       CORPORATE STRUCTURE

OVERVIEW

         New AT&T Canada was incorporated under the CBCA on February 20, 2003 and on April 1, 2003 changed its name from 6067760 Canada Inc. to AT&T Canada Inc. New AT&T Canada was incorporated in order to become the successor public company to AT&T Canada Limited (called AT&T Canada Inc. from June 1, 1999 to March 31, 2003 and MetroNet Communications Corp. prior to June 1, 1999) pursuant to the Plan under the COMPANIES' CREDITORS ARRANGEMENT ACT (Canada) (the "CCAA") and the CBCA. AT&T Canada Limited was a publicly traded company which filed, along with certain of its subsidiaries, for protection from its creditors under the CCAA on October 15, 2002. The filing under the CCAA occurred following several months of negotiation with holders of notes of AT&T Canada Limited (the "NOTES") and was necessitated by the Company's inability to service its debt requirements. In building out its extensive telecommunications market in Canada, AT&T Canada had issued significant long-term debt, which as of October 15, 2002 aggregated approximately $4.6 billion. From October 8, 2002, the date of the closing of the Back-end Transaction (defined below), until the implementation of the Plan, all of the outstanding Class A Voting Shares and Class B Non-Voting Shares of AT&T Canada Limited were held by AT&T Corp. and by affiliates of Brascan Financial Corp. and CIBC Capital Partners. AT&T Corp. also held a 31% non-voting equity interest in AT&T Canada Corp. Under the Plan, those equity interests were cancelled.

         Upon the implementation of the Plan, the claims of the holders of Notes and the claims of certain other creditors of AT&T Canada Limited and its subsidiaries (collectively, with the holders of the Notes, the "AFFECTED CREDITORS") were compromised and the Affected Creditors received, on a PRO RATA basis, 100% of the equity of New AT&T Canada (consisting of Class A Voting Shares and Class B Limited Voting Shares (collectively, the "NEW SHARES")), and a payment of cash from a cash pool of approximately $233,000,000 (the "CASH POOL"). As a result of the Plan, as of April 1, 2003, New AT&T Canada and its subsidiaries had no long-term public debt.

         AT&T Canada Limited was incorporated under the laws of Alberta as MetroNet Communications Corp. ("METRONET"). MetroNet was continued under the CBCA and changed its name to AT&T Canada Inc. pursuant to a 1999 plan of arrangement and to AT&T Canada Limited under the Plan. AT&T Canada Limited conducted its business through its operating subsidiary, AT&T Canada Corp., a Nova Scotia unlimited liability corporation, and through AT&T Canada Corp.'s wholly-owned subsidiaries, AT&T Canada Telecom Services Company, AT&T Canada Fibre Company, Netcom Canada Inc. ("NETCOM"), Netcom Canada Holding Inc.("NETCOM CANADA), 1219404 Ontario Inc., 950545 Ontario Inc., MetroNet Fiber US Inc., MetroNet Fiber Washington Inc. Montage.DMC eBusiness Services Inc. and Contour Telecom Inc. Under the Plan, AT&T Canada Corp. amalgamated with these subsidiaries (other than MetroNet Fiber US Inc., MetroNet Fiber Washington Inc. Montage.DMC eBusiness Services Inc. and Contour Telecom Inc.) under the CBCA and continued as AT&T Canada Corp.

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         The corporate structure of New AT&T Canada and its principal subsidiaries as of April 1, 2003 is as follows:


                                     Public

                                                 100%

                                AT&T Canada Inc.
                               (New AT&T Canada)
                                    (Canada)

                                                 100%

                              AT&T Canada Limited
                           (formerly AT&T Canada Inc.)
                                    (Canada)

                                                 100%

                                AT&T Canada Corp.
                                    (Canada)



PLAN RESTRUCTURING

         On April 1, 2003, the implementation of the Plan effected a restructuring of the debt, share capital, share ownership and corporate structure of AT&T Canada Limited and certain of its subsidiaries (collectively, the "AT&T CANADA COMPANIES"). On implementation of the Plan on April 1, 2003, the following changes occurred:

- AT&T Canada Corp. was amalgamated under the CBCA with successor corporations of AT&T Canada Telecom Services Company and AT&T Canada Fibre Company and with Netcom, Netcom Canada, 1219404 Ontario Inc. and 950545 Ontario Inc. and continued as AT&T Canada Corp. under the CBCA.

- The minority equity interest of AT&T Corp. in AT&T Canada Corp. was cancelled, resulting in AT&T Canada Corp. becoming a wholly-owned subsidiary of AT&T Canada Limited.

- All direct and indirect equity holdings in AT&T Canada Limited, including the Class A Voting Shares and Class B Non-Voting Shares held by AT&T Corp., CIBC Capital Partners and Brascan Financial Corp., were cancelled without compensation.

- New AT&T Canada acquired 10,000 common shares in AT&T Canada Limited (which changed its name to AT&T Canada Limited from AT&T Canada Inc.), thereby becoming AT&T Canada Limited's sole shareholder.

- 6067760 Canada Inc., which was incorporated to acquire the public debt and claims of other Affected Creditors of the AT&T Canada Companies, changed its name to AT&T Canada Inc. and amended its articles to delete the private company restrictions, add new share conditions creating its Class A

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     Voting Shares and Class B Limited Voting Shares, provide for restrictions on the issue, ownership or transfer of its shares as contemplated by the TELECOMMUNICATIONS ACT (Canada) and the regulations thereunder (the "TELECOMMUNICATIONS ACT") and specify other matters which would require super-majority approval of the board of directors of New AT&T Canada.

- The claims of Affected Creditors, which claims aggregated approximately $4.7 billion, were exchanged under the Plan for approximately $233 million of cash and approximately 1.1 million Class A Voting Shares and approximately 18.8 million Class B Limited Voting Shares of AT&T Canada Inc.

- The debt and claims of Affected Creditors acquired by New AT&T Canada, were approximately $4.7 billion, were settled by New AT&T Canada with AT&T Canada Limited for two intercompany promissory notes of AT&T Canada in the amounts of $7,795,644 and $806,225,856.

- AT&T Canada Limited settled debts of the other AT&T Canada Companies owing to AT&T Canada Limited with AT&T Canada Corp. in exchange for two intercompany promissory notes of AT&T Canada Corp. in the amounts of $455,013,356 and $2,741,724,783.

-    A new shareholder rights plan of New AT&T Canada became effective.

- An acquisition rights agreement (the "ACQUISITION RIGHTS AGREEMENT") became effective, which agreement provides that, among other things, each holder of a Class B Limited Voting Share will receive together with each Class B Limited Voting Share, one acquisition right (an "ACQUISITION RIGHT"). Upon submission of a residency declaration to the transfer agent stating that the holder is a Canadian (as defined in the Telecommunications Act), the holder of an Acquisition Right may exchange one Acquisition Right together with the associated Class B Limited Voting Share, for one Class A Voting Share on or prior to December 31, 2004, provided that such holder and the persons acting jointly or in concert with such holder would not on exchange hold in excess of 10% of the Class A Voting Shares.

- A new management incentive plan of AT&T Canada Inc. became effective, pursuant to which an aggregate of 2,000,000 Class A Voting Shares and Class B Limited Voting Shares are authorized for issuance.

- The board of directors of AT&T Canada Inc. was fixed by the articles at nine and the new board of directors of AT&T Canada Inc. was appointed.

-    A new by-law was introduced for AT&T Canada Inc.

- The AT&T Canada companies were released and were deemed to be released by all Affected Creditors from all claims of such Affected Creditors.


2.       GENERAL DEVELOPMENT OF THE BUSINESS

SUMMARY OF SIGNIFICANT DEVELOPMENTS SINCE 2000.


2003

BUSINESS DEVELOPMENTS

May: On May 6, 2003, New AT&T Canada announced that it has reached an agreement to sell its subsidiaries, Contour Telecom Inc. and Argos Telecom Inc., to YAK

                     Communications (Canada). The transaction is consistent with New AT&T Canada's corporate strategy to focus on its core businesses. New AT&T Canada will receive cash with respect to the transaction, which is expected to close on July 2, 2003, subject to the satisfaction of certain conditions.

APRIL: Upon the implementation of the Plan on April 1, 2003, AT&T Canada became a wholly-owned subsidiary of New AT&T Canada and AT&T Canada Corp., the corporation continuing under the CBCA following the amalgamation of AT&T Canada Corp. and certain other subsidiaries, became a wholly-owned subsidiary of AT&T Canada Limited. The Affected Creditors received their PRO RATA share of the Cash Pool and 100% of the New Shares. The Class A Voting Shares and Class B Limited Voting Shares of New AT&T Canada began trading on both the Toronto Stock Exchange and the NASDAQ National Market System.

                     On April 1, 2003, the New AT&T Canada Board of Directors took office and assumed responsibility for the supervision of the Company.

                     The April 1, 2003 implementation of the Plan reduced the amount of the Company's outstanding long-term public debt to zero. See "Plan Restructuring" above for other matters effected on implementation of the Plan on April 1, 2003.

                     On April 1, 2003, in connection with the Plan, the Company was required to perform a comprehensive revaluation of its balance sheet under the provisions of the Canadian Institute of Chartered Accountants ("CICA") Handbook Section ("HB") 1625, "Comprehensive Revaluation of Assets and Liabilities" ("FRESH START ACCOUNTING"). Under Fresh Start Accounting, the Company is required to assess the fair value of its recorded and unrecorded assets and liabilities and prepare a "Fresh Start Accounting" balance sheet upon emergence from the Plan. As required by CICA HB 1625, the equity value of $581 million, as determined after receipt of advice from independent financial advisors, will be allocated upon Fresh Start Accounting to the assets and liabilities of the Company based on their fair values.

MARCH: On March 26, 2003, the Federal Cabinet dismissed the Company's May 30, 2002 appeal of the CRTC's Price Cap Decision (as defined below).

                     On March 24, 2003, the Company completed the implementation of expanded telecom services for Quebec-based Transat AT Inc. valued at more than $6 million over three years. The services include Toll-free, Long Distance and Local services as well as a Global Data Network (Business IP Service based on MPLS technology) for Transat locations across Canada, in the United States and France.

                     On March 3, 2003, the Company completed the installation of a high-speed data communication network for 7-Eleven Inc. of Dallas, Texas, fulfilling a contract valued at $7 million. The three-year data and equipment service contract includes a Frame Relay network connecting 7-Eleven's 500 Canadian stores and its Dallas headquarters.

FEBRUARY:            On February 25, 2003, the Ontario Superior Court of Justice
                     (Commercial List) (the "COURT") and the Bankruptcy Court in the Southern District of New York (the "U.S. COURT") both approved the Plan and extended the Stay Period (as defined below) to the date of the implementation of the Plan.

                     On February 20, 2003, the Plan was approved by Affected Creditors at a meeting held to consider and vote upon the Plan. The Plan was approved by 91% of the Affected Creditors that voted, representing 99% of the total value of affected claims of Affected Creditors that were voted at the meeting.

JANUARY: On January 22, 2003, the AT&T Canada Companies filed the Plan and the related information circular with the Court and mailed these materials to the Affected Creditors in preparation for the February 20, 2003 meeting held to consider and vote upon the Plan.

                     On January 17, 2003, the Company obtained the Meeting Order from the Court which provided for the calling of the meeting of Affected Creditors, the voting procedure for Noteholders and extension of deadlines for the resolution of disputes regarding claims.

                     On January 17, 2003, the Company obtained the Commercial Agreements Ratification Order from the Court which ratified the execution of the new commercial agreements with AT&T Corp.

                     On January 16, 2003, the Company entered into new commercial agreements with AT&T Corp. and certain of its subsidiaries. The new commercial agreements, among other things, require the Company to launch a new brand name by September 9, 2003, and to cease use of the AT&T brand by no later than December 31, 2003. In addition, these agreements provide a timeframe for continuity of the Company's global connectivity, technology platform and product suite, and maintain network ties between the two companies for the benefit of customers. These agreements enable the Company and AT&T Corp. to continue working together on a non-exclusive basis, and provide the Company with the ability to forge additional supplier relationships that will enhance its connectivity and product offerings. Also, these arrangements recognize AT&T Corp.'s ability to serve Canadian customers directly. The Company is also negotiating a master services agreement with AT&T Corp. to allow for the continued use of AT&T Corp. technology and capabilities. If a master services agreement is not executed by June 30, 2003, the Company may be required by AT&T Corp. to cease use of all AT&T Corp. technology and capabilities by June 30, 2004 or earlier. See "Intellectual Property - Commercial Arrangements with AT&T Corp."

2002

BUSINESS DEVELOPMENTS

NOVEMBER:            On November 27, 2002, the Company announced that John A.
                     MacDonald joined as its new President and Chief Operating
                     Officer, replacing Harry Truderung.

                     On November 27, 2002, the Company obtained the Claims Procedure Order approving and implementing a Claims Procedure for the Plan.

                     On November 14, 2002, the AT&T Canada Companies obtained an order from the Court that, among other things, extended the time for the Plan and extended the Stay Period until February 28, 2003.

                     On November 7, 2002, AT&T Canada announced that AT&T Canada and AT&T Corp. were negotiating new commercial arrangements, under which AT&T Canada would become a fully independent, full-service telecommunications provider for business customers operating under a new brand identity. AT&T Canada also announced that it was not expected that AT&T Corp. would maintain an equity interest in AT&T Canada following the completion of AT&T Canada's restructuring.

OCTOBER: On October 15, 2002, the Company reached an agreement in principle with the financial and legal representatives of a steering committee of the informal committee (the "AD HOC COMMITTEE") representing a significant number of holders of the Notes (the "NOTEHOLDERS") on the terms of financial restructuring which was reflected in the terms of the Plan.

                     On the same date, the Company filed for court protection under the CCAA and was granted an initial order of the Court under the CCAA (the "INITIAL ORDER"). The Initial Order provided for a broad stay of any proceedings (the "STAY PERIOD") against the Company, thereby preventing creditors and other parties from exercising rights to recover amounts owing on October 15, 2002 or any rights arising as a result of the Company initiating CCAA proceedings. The Initial Order also authorized the Company to cease or downsize operations, sell assets, terminate the employment of or temporarily lay off employees, abandon leases, terminate arrangements or agreements. The Initial Order also granted the directors and officers of the Company the benefit of certain segregated funds to protect the directors and officers from all future liabilities. Finally, the Initial Order appointed KPMG Inc. as the monitor of the AT&T Canada Companies.

                     The Company also obtained an order from the U.S. Court to recognize the CCAA proceedings in the United States.

                     On October 8, 2002, in accordance with the deposit receipt agreement dated June 1, 1999 between AT&T Canada, AT&T Corp. and CIBC Mellon Trust Company, as trustee (the "DEPOSIT RECEIPT AGREEMENT") and the waiver notice delivered by AT&T Corp. in accordance with the Deposit Receipt Agreement (the "WAIVER NOTICE"), purchasers designated by AT&T Corp., being Brascan Financial Corporation ("BRASCAN") and CIBC Capital Partners ("CIBC"), acquired all of the outstanding shares of AT&T Canada not already owned by AT&T Corp. or its affiliates for $51.21 per share in cash, for an aggregate purchase price of approximately $5.5 billion (the "BACK-END TRANSACTION"). Upon completion of the Back-end Transaction, the Company's Class B Deposit Receipts were delisted from The Toronto Stock Exchange and the NASDAQ National Market System. As a result of the Back-end Transaction, AT&T Corp. held a 31% economic interest and a 23% voting interest in AT&T Canada Limited; Tricap Investments Corporation, a wholly-owned subsidiary of Brascan, held a 63% equity interest and a 50% voting interest in AT&T Canada Limited through a wholly-owned subsidiary; and CIBC held a 6% equity interest and a 27% voting interest in AT&T Canada Limited through a wholly-owned subsidiary.

                     On October 2, 2002, certain Noteholders withdrew an oppression application filed against the Company and its Board of Directors on May 9, 2002.

AUGUST: In August 2002, certain members of the Ad Hoc Committee entered into confidentiality agreements with AT&T Canada (the "CONFIDENTIALITY AGREEMENTS"). Pursuant to the terms of the Confidentiality Agreements, AT&T Canada disclosed confidential non-public information to such persons in order to facilitate discussion of a possible restructuring of AT&T Canada's capital structure.

                     On August 27, 2002, the Company filed an appeal to the Governor in Council (the Federal Cabinet) of the Price Cap Decision.

JULY: On July 29, 2002, the Company announced it would further reduce its workforce by approximately 270 positions.

                     In July 2002, the Company's Board of Directors formally recognized the Ad Hoc Committee. AT&T Canada and the Ad Hoc Committee began a dialogue with the objective of negotiating a consensual financial restructuring of AT&T Canada. AT&T Canada also entered into discussions with AT&T Corp. to negotiate the basis on which AT&T Corp. would enter into new commercial arrangements with AT&T Canada.

JUNE:                On June 25, 2002, AT&T Corp. delivered the Waiver Notice.
                     Pursuant to the Waiver Notice, AT&T Corp. indicated that it would cause to be acquired pursuant to the Deposit Receipt Agreement all of the issued and outstanding shares of AT&T Canada not already owned by AT&T Corp. or its affiliates.

MAY:                 On May 30, 2002, the CRTC released the Price Cap Decision.
                     The Price Cap Decision reduced, by approximately 8 to 10%, the costs incurred by the Company to utilize ILECs' network facilities and services in order to complete customer connections. A subsequent decision of the CRTC increased the reduction of such costs to approximately 12%. The reductions were significantly less than sought by competitive entrants such as AT&T Canada in the proceeding. See "Government Regulation".

                     On May 9, 2002, an oppression application was filed against the Company and its directors by certain Noteholders of AT&T Canada.

                     On May 2, 2002, AT&T Canada's Board of Directors approved a number of cost reduction initiatives to bring the Company's cost structure in line with current revenue. These initiatives resulted in a reduction of approximately 1,000 personnel and reduced capital spending to $144 million in 2002.

APRIL: On April 8, 2002, the Company announced that it won a four and a half year, $7 million contract with Government Telecommunications and Informatics Services (GTIS), a branch of Public Works and Government Services Canada. Under the contract, AT&T Canada deployed a fully redundant optical Dense Wave Division Multiplexing (DWDM) network to interconnect four major data centres in the National Capital Region for GTIS. AT&T Canada also provides ongoing management and maintenance expertise.

                     On April 4, 2002, MONTAGE.DMC, a division of the Company announced that it was awarded a $1.5 million contract by the Department of Foreign Affairs and International Trade (DFAIT) to supply eBusiness services to the Trade Commissioner Service.

MARCH: On March 15, 2002, a group of more than 20 Noteholders holding more than U.S. $1 billion of the Notes announced that they had organized as an "ad hoc committee" to express their concerns about AT&T Canada's business operations and financial prospects.

                     On March 14, 2002, AT&T Canada announced the appointment of Greenhill & Co., LLC ("GREENHILL") as financial advisors to AT&T Canada. Greenhill was appointed to work with the special committee of the Board of Directors ("SPECIAL COMMITTEE"), the Board of Directors of AT&T Canada and management to evaluate various scenarios regarding the issues, opportunities and alternatives for AT&T Canada.

FEBRUARY:            On February 26, 2002, the AT&T Canada Board of Directors
                     appointed the Special Committee chaired by Mr. Purdy
                     Crawford, to work with management to address the complexities facing AT&T Canada. The Special Committee was given the mandate to:

                     - examine the details of the then anticipated Price Cap Decision of the CRTC and its impact on the future of AT&T Canada;

                     - examine the financial position of AT&T Canada relative to all stakeholders, with specific reference to its liquidity, level of capital expenditures and financial prospects;

                     - receive management's recommendation as to whether any modifications to the approved operating and capital plans were warranted and to consider and assess such recommendations;

                     - examine options potentially available for the restructuring of AT&T Canada's financial affairs and whether any such options would be appropriate to pursue;

                     - seek information from and engage in a dialogue with AT&T Corp. with respect to matters relevant to AT&T Canada's circumstances and future prospects; and

                     - consider and develop an appropriate strategy for communicating with stakeholders, including equity holders and creditors, with respect to issues relating to AT&T Canada's circumstances and prospects.

FINANCING

         On February 20, 2002, AT&T Canada announced that it had repurchased for approximately $100 million all of the outstanding accounts receivable sold into the securitization program established in July, 2001. On February 22, 2002, Standard & Poor's downgraded AT&T Canada's senior unsecured debt to BB. On February 27, 2002, Moody's downgraded AT&T Canada's senior unsecured debt to Ba3. On March 22, 2002, Moody's downgraded AT&T Canada's senior unsecured debt further to B3.

         AT&T Canada elected not to make interest payments on certain of its Notes, which totalled approximately US$47.8 million, due on September 15, 2002 and approximately $5.4 million due on September 23, 2002. The interest payments due on September 15, 2002 were: (1) US$38.25 million on a 7.65% US$1 billion note due on September 12, 2006; and (2) US$9.53 million on a 7.625% US$250 million note due March 15, 2005. The interest payment due on September 23, 2002 was $5.4 million on a

7.15% $150 million note. Under the terms of the indentures governing each of these series of Notes, AT&T Canada had 30 days from the scheduled interest payment date to make the required interest payment. Non-payment gave Noteholders the right to demand accelerated and immediate payment, which demand the Company could not fulfill in the absence of a successful capital restructuring.

         On September 25, 2002, AT&T Canada completed the unwinding of its remaining currency swaps, receiving approximately $85 million in the face amount of its outstanding Notes in satisfaction of the counterparties' obligations to the Company.

         As a result of the filing by the AT&T Canada Companies under the CCAA on October 15, 2002, AT&T Canada was in default under the terms of each of the series of Notes. The claims of the Noteholders were acquired by New AT&T Canada on April 1, 2003 and were compromised in accordance with the Plan. See "Plan Restructuring" above.

         On October 8, 2002, immediately prior to the closing of the Back-end Transaction, AT&T Canada received additional proceeds of approximately $225 million from the exercise of stock options. $200 million of these proceeds were used to pay all amounts outstanding under the Company's senior credit facility (the "SENIOR CREDIT FACILITY") and the Senior Credit Facility was terminated.


2001

BUSINESS DEVELOPMENTS

DECEMBER -           The Company acquired 46 co-locations and associated
SEPTEMBER:           telecommunications equipment of Axxent Inc., an insolvent
                     Canadian CLEC, for $6.2 million. This acquisition enabled the Company to cost-effectively extend its network reach in Ontario, Quebec, Alberta and British Columbia.

AUGUST: The Company announced the launch of its newest dedicated high-speed access service, Small Office ADSL Internet. Small Office ADSL Internet supports connectivity for multiple users over a single access for email and web browsing, offering affordable high-speed Internet connectivity. With complete connection to AT&T Canada's high-speed national network, Small Office ADSL Internet also offers medium and large sized Virtual Private Network
                     (VPN) customers who have telecommuting employees or branch office locations, the ability to access their LAN through a high-speed connection.

JULY: The Company announced that it had won a $16 million contract to install and manage a data network for the Canadian Broadcasting Corporation ("CBC"). The agreement called for the implementation and management of an innovative data networking solution that exploits Asynchronous Transfer Mode ("ATM") technology to provide CBC with bandwidth on demand. This solution supports the CBC's requirement to transmit content-rich multimedia applications and programming, which is key in the CBC's goal to provide high quality distinctive programming to Canadians at all times. Interconnection to AT&T Canada's broadband national network provides the CBC with the pan-Canadian coverage they require, while concurrently giving them access to over 280 countries worldwide. Under the terms of the contract AT&T Canada became the CBC's primary provider of high speed Internet service. The Company announced a cost reduction initiative that included the reduction of the workforce by approximately 500 people.

JUNE: On June 1, 2001, AT&T Canada acquired all of the issued and outstanding shares of

                     MONTAGE eIntegration Inc. ("MONTAGE"). MONTAGE is a Canadian E-Business solutions integrator focused on transforming traditional organizations into connected enterprises through Internet technologies. Consideration of $58.4 million was paid on closing, comprised of $13.8 million in cash and $44.7 million, represented by 967,355 Class B Deposit Receipts of AT&T Canada. In addition, acquisition costs of $1.0 million were incurred.

                     AT&T Canada acquired the assets of Bird on a Wire Networks, a Canadian managed hosting services provider, for $4.0 million. Bird on a Wire Networks' services range from server co-location to complete managed hardware and managed software solutions for hosted Internet applications. The purchase included a state-of-the-art 30,000 square foot data centre. This acquisition strengthened the Company's presence in the managed hosting market.

                     The Company announced the launch of Managed Security Services as a new addition to its Security Solutions product portfolio. Managed Security Services offers a suite of services including 24x7 management, access to the Company's Internet Security products, managed firewall with optional URL filtering and/or virus detection, highly trained engineers and strong partner relationships.

                     MONTAGE.DMC, a division of AT&T Canada, announced that it had been awarded a significant contract by the North Atlantic Treaty Organization for the complete rollout of Oracle financial applications at its 19 member country locations. MONTAGE.DMC will perform the configurations and rollout of the software at each site, allowing NATO to better manage its financial operations.

JANUARY: On January 25, 2001, the CRTC issued a decision (Decision 2001-23) regarding a dispute between Ledcor Industries Limited ("LEDCOR") and the City of Vancouver granting Ledcor permission to construct, maintain and operate transmission facilities in certain street crossings in Vancouver and providing the terms and conditions for access to these crossings. The decision by the CRTC rejected the notion that access fees for public rights-of-way should be at market-based rates and that carriers should be forced to remove facilities and cease operation in the event an agreement expires or is terminated. Instead the CRTC determined that fees charged by a municipality or other public authority for rights-of-way should be set to recover causal costs. The decision was appealed to the Federal Court of Appeal, which appeal was dismissed in December 2002. An application for leave to appeal to the Supreme Court of Canada has been filed by various municipalities, and a decision is expected in the first half of 2003.

                     The Company announced that it had been awarded a multi-year, multi-million dollar contract by TD Bank Financial Group to provide a broad array of managed communications services. The five year agreement is expected to be worth over $160 million. The services provided by AT&T Canada will be utilized throughout TD Financial Group's business units, including its major call centres for TD Bank and Canada Trust, TD Visa, and TD Waterhouse Canada. The agreement calls for the provision of intelligent call routing solutions, managed computer telephony integration (CTI) services, as well as local, long distance, toll free, and frame relay communications transport services.

FINANCING:

                     In March, AT&T Canada issued US$500 million principal amount of 7.65% Senior Notes due 2006.

                     In July, AT&T Canada signed a securitization agreement, giving AT&T Canada the ability to sell certain of its accounts receivable on a revolving basis. AT&T Canada sold accounts receivable for initial proceeds of $100 million.

2000

BUSINESS DEVELOPMENTS:

DECEMBER:           The Company launched commercial availability of a full suite of on-net local voice, data and Internet service offerings in six new markets, including Kanata, Vaughan, St.
                    Catharines and Cambridge in Ontario, New Westminister,
                    British Columbia, and Laval, Quebec. This brought to 27 the number of markets served with full service CLEC networks, and with two more under development, represents approximately 85% of the total addressable telecommunications business market in Canada.

NOVEMBER:            On November 30, 2000, the CRTC issued a decision (Decision
                     2000-745), which fundamentally changed the regime under which long distance carriers and long distance resellers paid a contribution to the ILECs and CLECs to subsidize the cost of providing local residential services. In the past, payment of contribution was the sole responsibility of these long distance providers and was charged as a per-minute rate on all switched long distance minutes. The
                     CRTC decision changed the contribution collection mechanism from a per-minute rate to a revenue charge applied to all telecommunications service providers and, with some limited exceptions, to all telecommunications services revenues of a wide base of service providers including providers of local exchange services. A significant reduction to AT&T
                     Canada's regulated cost structure in long distance services starting January 1, 2001 resulted from the CRTC's ruling.

OCTOBER: AT&T Canada signed a multi-year, multi-million dollar wholesale service agreement with Onsite Access-Canada to provide competitive communications and high-speed Internet services to businesses in Canada.

JULY: AT&T Canada reduced its ownership in Shared Technologies of Canada Inc. ("STOC") from 70% to 15%. Proceeds on disposition were $16.5 million: $13.6 million received in cash and a receivable of $2.9 million received. STOC also repaid intercompany loans owing of $4.5 million. The disposition generated a gain on sale of $13.0 million before income taxes.

MAY: AT&T Canada acquired DMC Inc. ("DMC"), a Canadian-based E-Business and web enablement company specializing in the delivery of electronic commerce applications, enterprise scale Internet and intranet-based solutions, distributed multi-tier client/server systems, and data warehouse solutions for leading Canadian businesses. DMC employed approximately 220 Internet and E-Business professionals and has a client roster that includes many of Canada's largest and most successful businesses. This acquisition was key to the Company's long-term strategy to leverage its existing customer base with opportunities to sell E-Business solutions. The purchase price for DMC was $95.5 million comprised of the issuance of 769,231 of AT&T Canada

                     Class B Deposit Receipts and $50 million in cash.

APRIL: AT&T Canada exercised its right to acquire the remaining 49% of the issued and outstanding capital stock of Netcom Canada that it did not already own for a purchase price of $67.5 million in cash. This purchase simplified the operating relationship between Netcom Canada and the Company.

MARCH: AT&T Canada acquired Brak Systems Inc. ("BRAK"), a leading Canadian based provider of E-Business security solutions, including security design consulting, installation, managed firewalls, data encryption, anti-viral filtering, intrusion detection and response, security administration and technical support. The purchase price for Brak was $30.2 million in cash.

JANUARY: AT&T Canada acquired TigerTel Inc. ("TIGERTEL"), a Canadian business telecommunications provider that derives the bulk of its revenue from managing telecommunications services by outsourcing the planning, administration and support of business customers' telecommunications services. The purchase price for TigerTel was $70.0 million in cash.

FINANCINGS:

                     In March, AT&T Canada issued US$250 million principal amount of 7.625% Senior Notes due 2005.

3.       NARRATIVE DESCRIPTION OF THE BUSINESS

                                   THE COMPANY

         The Company is the country's largest competitor to the ILECs. With over 18,700 route kilometres of local and long haul broadband fibre optic network and world class managed service offerings in data, Internet, voice, and IT services, the Company provides a full range of integrated communications products and services to help Canadian businesses communicate locally, nationally and globally.

         The Company and its predecessor companies have provided national advanced telecommunications services to large and mid-sized Canadian business customers for over 100 years. Working with Canada's two national railroads (Canadian National and Canadian Pacific), AT&T Canada (then known as CNCP) constructed Canada's earliest national telecommunications network to carry data and video traffic from coast to coast.

         With the deregulation of Canada's long distance voice market in 1992 (switched and dedicated data services having been deregulated earlier), the Company (then known as Unitel) became the first competitive alternative for this monopoly service. Funded and utilized by large Canadian businesses looking for telecom supply alternatives for their complex national and international voice and data needs, AT&T Canada significantly grew its market share across a wide range of services (switched long distance, toll free, frame relay, and private line).

         With the aggressiveness of a new entrant with a national mandate, network, sales force, product set and management team, AT&T Canada grew rapidly. By late 1998, AT&T Canada had a broad portfolio of services and clients spanning all voice and data products, including a capability to manage the underlying service directly on behalf of a client. This value-added managed service was to develop into a full-line of infrastructure management capabilities that complemented AT&T Canada's more traditional (and more commoditized) voice, and data connectivity services.

         In June 1999, AT&T Canada entered into a business combination with MetroNet Communications Corp. (Canada's largest CLEC with significant local access assets and local voice and data products and expertise) and Netcom (one of Canada's largest Internet Service Providers ("ISPS") with significant Internet access and web-hosting expertise). As a result of this combination, AT&T Canada offered a complete set of connectivity products (voice, data, and Internet for local, long distance and international needs). AT&T Canada's long-time commercial partner and equity holder at that time, AT&T Corp., significantly and seamlessly expanded AT&T Canada's reach to hundreds of countries worldwide.

         Subsequent organic growth and acquisition efforts added advanced Internet products such as managed hosting services (providing and managing servers, operating systems and database software), managed security services (providing and managing virtual private networks ("VPN"s), firewalls, intrusion detection, white-hat hacking, training and security audits), . AT&T Canada's managed services capabilities enable customers to out-source to AT&T Canada functions such as monitoring, fault isolation, capacity management, configuration management, performance reporting and vendor management. Currently the Company's Infrastructure Management portfolio includes managed voice, data and Internet (networks and elements), hosting, security, storage and applications capabilities.

         In addition, the Company also has nearly 500 employees deployed in offering IT professional services to Canadian and international companies, governments, and agencies. The Company's IT service capabilities include custom software application development, system automation of business processes and integration of applications from leading suppliers of Enterprise Resource Planning ("ERP") and Customer Relationship Management ("CRM") systems (e.g. Oracle and SAP) with decision support systems (e.g. Business Objects) to automate customer-company-employee-supplier relationships. This division (known as MONTAGE.DMC) is Canada's earliest and largest Oracle ERP integrator.

         At a facilities and network architecture level, the Company has a large, coast-to-coast fibre-based broadband network (OC-192) traversing Canada's largest communities. Built as a series of protected, self-healing SONET rings, the backbone network links large local networks in Canada's ten largest urban areas (spanning 29 communities) and more than 3,300 buildings. In addition to traditional wired access, the Company also offers fixed point-to-point fixed wireless, and has successfully trialed (and is licensed in 21 markets for) point-to-multi-point fixed wireless access.

            AT&T CANADA INC. OPERATIONAL DATA AS AT DECEMBER 31, 2002

FACILITIES
Buildings Accessed                                            3,348
Intracity Fibre Route (km)                                    4,781
Intracity Fibre Strand (km)                                 318,359
Intercity Fibre Route (km)                                   14,001
Intercity Fibre Strand (km)                                 200,090
CLEC City Networks Operational                                   29
Central Office Collocations                                     100
ATM Switches                                                    695
Frame Relay Switches                                            109
Local Voice Switches                                             14

VOLUME
Local Access Lines in Service                               537,940
High Speed Data Ports                                        24,904
LD Revenue Minutes of Use (Qtr) (000's)                   2,052,276
Number of Websites Hosted                                     5,064

Customers (Total Billable Accounts)                         229,645
Full-time Employees                                           4,039

         From a technology standpoint, the Company offers both the latest access speeds and service capabilities (MPLS IP networks, Gigabit Ethernet, VPN, xDSL), and Voice-over-IP and is interoperable with the very large existing installations of traditional Private Line, Frame and ATM networks.

         While products, services, network and technologies were being expanded, the operating efficiency of the business was also enhanced. The underlying networks reached world-class levels of performance experience (99.999% uptime); time to provision a service was cut dramatically, and customer service levels rose significantly.

         These improvements occurred against a backdrop of intense telecommunications competition, falling prices and network overcapacity as more than 20 Canadian telecommunications competitors (CLECs, resellers, interconnects, ISPs, DSL operators and hosting companies), shrank to five key telecommunications competitors (often as a result of bankruptcy or restructuring, although sometimes through consolidation): the two ILECs (Bell Canada in eastern Canada and TELUS in western Canada), AT&T Canada, Sprint Canada and a combination of 360 Networks and Group Telecom.

         Overall, the Company has an approximate 11% share of the wireline telecommunication market in Canada for business customers, although significantly higher within target customer segments and in key products. The Company is typically the number two competitor in any given business market behind the region's ILEC, and ahead of the out-of-territory ILEC. New AT&T Canada now has additional financial flexibility resulting from a de-leveraged balance sheet. From a regulatory perspective, material savings have been realized in the cost to terminate and exchange traffic with the ILECs, and in the speed of provisioning and cost to use the ILEC network where a service requires termination outside of a competitor's footprint (known as off-net). In addition, restrictions on foreign ownership of Canadian telecom assets are currently under review. See "Government Regulations - Foreign Investment Restrictions".

         In May and July 2002, AT&T Canada announced operational changes and cost reduction initiatives under which it has further rationalized its business to maximize cash flows by narrowing AT&T Canada's focus on key existing target market segments and leveraging its existing network infrastructure and customer base. This revised direction of AT&T Canada includes the following operational changes:

     - use existing assets more effectively by reassessing, focussing and re-deploying network assets, ceasing geographic expansion and focussing on-net where AT&T Canada has free capacity;

     - use its existing customer base more effectively by focussing on retaining existing customers, selling bundled products, cross-selling additional services and up-selling to meet customer growth requirements;

     - redefine its target market approach by further focussing on data/Internet and long distance services for the medium to large-sized business market, limiting small-sized business focus to high-end users only (typically professional services firms);

     - focus on customers with national, North American and global requirements;

     - refine its product approach by continuing to leverage its full product portfolio, limiting local voice services to businesses with larger scale requirements in on-net or collocation territory and focussing data and Internet sales on high percentage on-net applications; and

     - continue to drive and leverage sources of differentiation by offering on-net coverage with a full suite of telecommunications services, offering global connectivity and managed infrastructure, developing world-class customer service and maintaining world-class network reliability.

         AT&T Canada has also decreased its capital expenditures to approximately $140 million on an annual basis (approximately 10% of revenue) in 2002. Future capital expenditures will maintain the core network, enhance its robustness and that of its operating and support systems and meet incremental customer requirements.

         On January 16, 2003, AT&T Corp., certain of its affiliates and AT&T Canada and certain of its affiliates entered into a new license agreement under which AT&T Canada will transition to a fully independent, full-service Canadian telecommunications provider for business customers operating under a new brand identity. Among other things, this agreement requires the Company to launch a new brand name by September 9, 2003, and to cease use of the AT&T brand by no later than December 31, 2003. The parties also entered into a framework agreement which sets forth the principles governing the ongoing commercial relationships between AT&T Canada and AT&T Corp. AT&T Corp. and AT&T Canada have expressly agreed that they are now permitted to compete with each other. See "Intellectual Property".

                               RECENT DEVELOPMENTS

         Please refer to "General Development of the Business" and "Corporate Structure" above for a discussion relating to the general business developments of the Company, including developments since December 31, 2002.

                                SERVICE OFFERINGS

         The Company provides a broad and full array of competitively priced basic and enhanced telecommunications offerings that are marketed on both an individual and bundled package basis.

LOCAL VOICE SERVICES

         Local voice services allow customers to complete calls in their local calling areas and to access long distance and cellular networks and the Internet. The Company's local service portfolio offers a full range of basic and enhanced local services, including individual business lines, PBX trunks, Centrex service, and ISDN Basic Rate Interface (BRI) and Primary Rate Interface
(PRI). The Company's local products offer a uniform service across all major markets in Canada.

LONG DISTANCE SERVICES

         Long distance services connect customers in different calling areas. The Company's long distance service portfolio includes basic domestic, cross-border and international outbound long distance, basic and enhanced toll-free services, calling cards and audio conferencing as well as a variety of other enhanced long distance services and features.

DATA SERVICES

         Data services connect data, video and voice networks to establish private connections across office locations and to integrate traffic over highly secure networks. The Company's data service portfolio includes a full range of data services provided over a range of access methods, including Frame Relay, IP enabled Frame or IPVPN's, Transparent LAN (Ethernet), metropolitan area and wide area Gigabit Ethernet optical networks, managed WAN, managed LAN, ATM, Private Line, Virtual POP and private network dial-up. Using the relationship with AT&T Corp. and other global carriers, the Company can provide data services to meet the needs of domestic, North American and global applications.

INTERNET SERVICES

         Internet services provide connection to the public Internet and a range of Hosting and Security services. Private IP services are considered to be part of the data portfolio. The Company provides Internet connectivity through many different access methods to provide a wide range of services to meet the needs of businesses of varying size.

         Internet access services include Dial-Up, ISDN, ADSL, DS1, Ethernet and OC3.

         Hosting services include domain name services, shared hosting services, co-location of customer provided servers, and full managed hosting services, including the management of server hardware and certain operating system, database software and collaboration applications (e.g. MS NT, Unix, Oracle).

         Security solutions include a range of equipment and services, which can be provided as straight equipment sales, through to complete fully managed services. Security solutions include firewalls, intrusion detection, virus filters, URL filters, authentication services, security audits, development of security policies and other professional services.

IT PROFESSIONAL SERVICES

         E-Business solutions help customers automate their business processes using web-based technologies, and applications such as Oracle ERP systems and others. The Company's business solutions include consulting, custom application development, system integration, project management, and can include the hosting and management of developed applications, bringing in elements of the AT&T Canada data and Internet portfolios.

                               SALES AND MARKETING

         The Company's sales and marketing programs focus on optimising utilisation of its network assets by targeting customers within its network footprint. The Company focuses on delivering value and quality to its base of customers and will market additional services to its existing customer base to seek to expand market share within that base. Leveraging the North American and global capabilities of AT&T Corp. and other global partners, the Company focuses on serving the market segment which has international telecommunications requirements.

         The Company plans to continue its approach to the telecommunications market through a combination of a direct sales force and various indirect channels. The focus of development of the direct sales force will be on motivating and evolving a very focused set of experienced professionals into markets where the Company has its own facilities and services. The Company is able to best map client needs to its offerings by combining the relationship approach of Client Executives with product/solution specialists. The Client Executive provides a senior relationship lead who is accountable for relationships at all levels of the client's organization, including the most senior. The Client Executive is supported by an Account Manager and various product and solution specialists, including sales engineers. The direct sales force is motivated and compensated by a competitive base salary and variable compensation directly linked to productivity. The variable compensation is comprised of bookings, customer satisfaction and retention and growth of revenue. The direct sales organization as of December 31, 2002 was made up of approximately 650 personnel and is spread across Canada to match the market demand. The direct sales force operates in both the Retail and Wholesale markets.

         The direct sales force is complemented by a collection of indirect channel methods, consisting of agents, telesales and affinity partners. Primarily, the Company's established network of AT&T Canada agents will complement the sales force in the higher end of the Small Business Market and the General Business Markets for both voice and data products. The agents represent the Company and offer AT&T Canada services on a variable cost structure. All agents must pass AT&T Canada training and certification programs. The Company provides an incentive package for the agents based on what has been sold and what is retained as an ongoing customer revenue stream.

         In addition to the agent program, the Company will continue to support its Affinity program with selected national organizations who offer the Company's services to their members. The membership of these organizations typically reside within the small business community. Complementing this Affinity channel, the Company will continue to approach the market through limited telesales activity. The Company will use telesales as a means to fulfil its Affinity commitment as well as to selectively target segments for specific offerings.

RETAIL MARKET

         The Company targets customers in on-net buildings using a combination of marketing information tools and marketing promotions conducted within such buildings. For new buildings added to the network, AT&T Canada develops a comprehensive database of all prospective customers located within the building including demographic information on the size of the business and industry type. This information is used to target marketing efforts as well as to forecast anticipated demand by building or market. In addition to the marketing database, the Company conducts marketing programs geared to generating awareness of the Company and its services among prospective customers within buildings that are added to the Company's network as well as with customers located in geographical areas that can be serviced from a co-located central office.

         The Company also has significant penetration in the mid and large-sized business and government customers, drawing on its reputation as a full service agile competitor to the ILECs. The Company is a leader in various data services, voice services and security and IT professional services. Relationships with these customers reinforce AT&T Canada's reputation for delivering reliable, high quality telecommunications services.

WHOLESALE MARKET

         The Company is targeting large, stable carriers as long-term wholesale customers. The Company believes that it can effectively capitalize on the growing and changing wholesale business by being the only national service provider with both intercity and intracity local facilities in most of Canada's major centers.

         In contrast with the retail market, which demands packaged solutions, the wholesale market purchases services on the basis of quality, coverage, delivery and price. The Company has delivered high levels of network reliability, route diversity, rapid installation intervals and high levels of customer service to its target wholesale customers.

                                    CUSTOMERS

         As of December 31, 2002, the Company had over 229,000 billable accounts with no single account representing more than 10% of total revenues.

                                  CUSTOMER CARE

         The Company believes that its customer care services are a distinct competitive advantage. The Company offers all customers access to bilingual customer service centers 24 hours a day, seven days a week, 365 days a year. In addition, large accounts have dedicated customer service personnel which provide customers with a single point of contact for all enquiries. The Company offers a best-in-class service through: (i) superior customer service personnel; (ii) the deployment of leading edge applications; (iii) customer driven processes; and
(iv) a commitment to quality.

                                   COMPETITION

         New AT&T Canada faces intense competition in all of its markets for its existing and planned services from, among others, the ILECs, cable companies, competitive long distance providers, wireless providers, CLECs, Internet service providers, Centrex resellers and other current and planned telecommunications providers. AT&T Canada's existing and potential competitors include, without limitation, BCE Inc. and Bell Canada; TELUS; Call-Net Enterprises Inc., which operates Sprint Canada; and Bell Nexxia, which is 100% owned by Bell Canada in combination with Aliant Inc. (the alliance of the four Atlantic Canada ILECs) and AT&T Corp. New AT&T Canada's ability to compete effectively in the Canadian telecommunications industry may be adversely effected by continuing consolidation and expansion amongst its competitors. New AT&T Canada will also face competition from AT&T Corp. and its affiliates.

         In each of the business areas served by New AT&T Canada, the principal competitor is the ILEC serving that geographic area. The ILECs have long-standing relationships with their customers and have historically benefited from a monopoly over the provision of local switched services, particularly to residential customers. In addition, the ILECs have financial, marketing, technical, personnel, regulatory and other resources that exceed those of New AT&T Canada. There can be no assurance that New AT&T Canada will be successful in its attempt to offer services in competition with the services offered by the ILECs.

         Although the ILECs are generally subject to greater pricing and regulatory constraints than the CLECs, the ILECs have, as a result of the regulatory framework and especially the Price Cap Decision, achieved increased pricing flexibility for their local services and maintained control of the existing Public Switched Telephone Network that CLECs must utilize in order to compete. Since CLECs do not have competitively neutral access to this existing ILEC-controlled network and are therefore subject to a significant cost disadvantage, the ILECs continue to be able to compete against the CLECs solely on the basis of price. If the ILECs lower rates or engage in substantial volume and term discount pricing practices for their customers, there would be downward pressure on certain rates charged by New AT&T Canada, which pressure could adversely affect New AT&T Canada.

         New AT&T Canada also faces competition from entities utilizing other communications technologies and may face competition from other technologies being developed or to be developed in the future. For example, there is a trend toward the convergence of the telecommunications and cable industries. The convergence of the telecommunications and the cable industries may add substantial new competition that could adversely affect the operations and financial condition of New AT&T Canada.

         Management believes that providers of wireless services will increasingly offer products that will compete with, and ultimately may replace, certain wireline telecommunications services, using new wireless technologies. Competition with providers of wireless telecommunications services may be intense and may further limit the prices with the level of service and price that customers demand at which New AT&T Canada can profitably compete.

         The telecommunications industry is subject to rapid and significant changes in technology with related changes in customer demands, including the need for new production and services at competitive prices. New AT&T Canada's ability to compete effectively will depend, to a great extent, on its ability to anticipate, invest in and implement, or otherwise obtain new technologies. New AT&T Canada may be unable to do so. Furthermore, there may not be a demand for any of New AT&T Canada's new products or services, New AT&T Canada may be unable to deliver its new products and services to the public on a timely and competitive basis, and New AT&T Canada may have to make additional capital investments to upgrade or replace its existing technology.

                                   PROPERTIES

         The majority of the office and network space occupied by the Company is leased. As of December 31, 2002, AT&T Canada owned 15 facilities, primarily for network equipment, in locations across the country representing approximately 414,759 square feet.

                              GOVERNMENT REGULATION

OVERVIEW OF CANADIAN COMMUNICATIONS SERVICES INDUSTRY

         The Canadian telecommunications industry continued to experience significant changes, challenges and opportunities during the course of 2002. Beginning in late 2000 and continuing throughout 2001, the CRTC issued a series of decisions that better balanced the competitive framework and yielded significant reductions in the payments made by competitive entrants like AT&T Canada to the incumbent telephone companies. The CRTC ended this trend on May 30, 2002, in issuing Decision 2003-34 (the "PRICE CAP DECISION"). Although this decision initially provided an 8% to 10% reduction in the payments AT&T Canada makes to the large incumbent telephone companies ("TELCO COSTS"), these reductions were far less than AT&T Canada requested in the proceeding. Further, the CRTC did not accept the proposition of AT&T Canada that competitive entrants require much broader cost-based access to the existing network in order to sustain competition.

         On August 27, 2002, AT&T Canada filed an appeal to the Governor in Council (the Federal Cabinet) of the Price Cap Decision. In filing its appeal, AT&T Canada asked Cabinet to endorse the proposition that competitive entrants be provided with competitively neutral access to the existing ILEC controlled network. This appeal was dismissed. See "- Recent Regulatory and Government Proceedings - Federal Cabinet Appeal".

         AT&T Canada has also continued to seek a re-balancing of the regulatory framework and a lowering of competitor costs through various ongoing proceedings before the CRTC throughout the latter half of 2002 and into 2003. More recent decisions of the CRTC over this same period in relation both to reducing competitor costs and policing of certain anti-competitive activities of the incumbent telephone companies could foreshadow further reform of existing competitive inequities in the current framework of regulatory rules.


RECENT REGULATORY AND GOVERNMENT PROCEEDINGS

COMPETITIVE DIGITAL NETWORK ACCESS

         As a result of the negative reaction of competitors to the Price Cap Decision, the CRTC, on August 9, 2002, initiated its own proceeding to review and possibly vary certain aspects of the Price Cap Decision and to specifically examine whether more components of the incumbents' digital network access services (DNA) should be made available to competitive entrants at cost-based rates. In addition, on December 23, 2002, the CRTC issued an interim decision in this proceeding reducing the rates charged to

AT&T Canada and other entrants for some DNA services. Consequently, the reductions in AT&T Canada telco costs resulting from the Price Cap Decision have increased to roughly 12%. The review and vary proceeding is expected to conclude in June 2003 and may result in further reductions to AT&T Canada's telco costs with consequent material positive impact on the Company.

BUNDLING, AFFILIATE AND WINBACK DECISIONS

         In addition to re-visiting aspects of the Price Cap Decision, the CRTC has demonstrated a renewed interest in addressing the market behaviour of the telcos through Decisions 2002-58 and 2002-76 issued in late 2002. These decisions dealt with the incumbent telephone companies' non-compliance with the CRTC regulatory rules for bundling and affiliates. The CRTC noted the negative anti-competitive consequences these activities have had on competitors and ordered that the incumbents immediately cease offering illegal bundles. By the end of 2003 the CRTC is expected to rule on appropriate remedies for this illegal behaviour.

         The CRTC, recognizing the power the incumbent telephone companies have in the local market, issued Telecom Public Notice 2003-1 on January 15, 2003, placing a moratorium on ILEC promotions intended to win back customers from competitive entrants. In March 2003 the CRTC extended this moratorium to include all incumbent promotions.

         These recent decisions are positive from the Company's perspective as they appear to demonstrate some commitment by the CRTC to address the inequities in the competitive framework and to promote competition.

FEDERAL CABINET APPEAL

         On March 26, 2003, the Federal Cabinet dismissed AT&T Canada's appeal of the Price Cap Decision. The government indicated that the decision to dismiss was, in part, based on recent efforts by the CRTC to address the inequities in the regulatory framework. The government enunciated a clear expectation that the CRTC would continue its `pro-competitive momentum' and indicated that it would continue to monitor CRTC actions. Notably, the government indicated that the CRTC should pay particular attention to to the issue of `regulatory lag' and work to ensure that competitors are not penalized by delays in the regulatory process.

DECISION ON RIGHTS-OF-WAY

         In January 2001, the CRTC issued a decision (Decision 2001-23) that, among other things, provided the industry with general guidelines for establishing new rights-of-way agreements between carriers and municipalities and other public authorities. The decision was positive from the perspective of AT&T Canada and other carriers as it reduces the cost of municipal access for carriers. The CRTC has rejected the notion that carriers should pay annual access fees to municipalities and has instead limited municipalities to recovery of their causal costs associated with carriers exercising their right of access.

         The Federation of Canadian Municipalities ("FCM") and various municipalities appealed the CRTC's decision to the Federal Court of Appeal which was dismissed in December 2002. In March 2003, the municipalities requested leave to appeal to the Supreme Court of Canada. Materials in the leave application have now been filed and the Supreme Court of Canada is expected to issue its decision as to whether or not to grant leave in the coming months.

         In March 2001, AT&T Canada applied to the CRTC to have the principles of the right of way decision extended to existing municipal access agreements such as that existing between AT&T Canada and the City of Toronto. The CRTC subsequently issued a public notice to examine the applicability of the principles enunciated in the decision to all existing municipal agreements. A decision is not expected prior to the ultimate resolution of the FCM appeal.

FOREIGN INVESTMENT RESTRICTIONS

         In November 2002, the federal Minister of Industry, Allan Rock, initiated a review of the existing foreign investment restrictions applicable to telecommunications carriers such as the Company by asking the Standing Parliamentary Committee on Industry, Science and Technology (the "COMMITTEE"), to hold public hearings and report back on a series of questions on the issue of the restrictions and their effect on competition in telecommunications. The Committee held public hearings during February and March of 2003 and tabled its report in the House of Commons on April 28, 2003. The report recommends removal of foreign investment restrictions as they relate to telecommunications carriers such as AT&T Canada. The government will respond to the report in the coming months.

                                    EMPLOYEES

         As at December 31, 2002, the Company had approximately 4,039 full-time employees. Throughout the course of 2002, the Company pursued initiatives to achieve cost savings and bring its cost structure in line with its revenue, including a workforce reduction of approximately 1,000 positions announced on May 2, 2002 and a further reduction of approximately 270 positions announced on July 29, 2002.

         As of December 31, 2002, 847 employees of the Company were union members and were covered by a collective bargaining agreement. The union employees of the Company are currently represented by two unions, the Canadian Auto Workers ("CAW") Local 2000 and the United Steelworkers of America ("USWA") TC Local 1976. Historically, the Company's relations with its unionized employees have been positive. The Company and each of its union partners, the CAW and USWA, successfully negotiated new collective agreements, which were ratified in December 2000. Both agreements became effective on January 1, 2001. In 2003, the Company will need to negotiate new collective agreements with its union partners.

         In connection with the construction and maintenance of its fibre networks, the Company uses third-party contractors, some of whose employees may be represented by unions covered by collective bargaining agreements. The Company is currently being assisted by a number of consultants and expects to retain the services of similar third-party contractors and various consultants in the ordinary course of business.

ANNUAL PERFORMANCE-BASED INCENTIVE PAYMENTS

         Performance based compensation (short term incentive) is paid in the form of a bonus to provide incentives to senior management and other employees to achieve desired corporate results.

         Performance based compensation is an integral part of the Company's overall remuneration practices. The Human Resources and Compensation Committee of the Board of Directors has the discretion to approve a performance bonus pool to be distributed if the Company reaches previously established targets. Individual bonuses are awarded by the Human Resources and Compensation Committee of the Board of Directors and are based on corporate performance and contribution.

MANAGEMENT INCENTIVE PLAN

         As part of the implementation of the Plan on April 1, 2003, existing incentive plans and all options and other entitlements granted thereunder were cancelled without payment of any consideration and a new management incentive plan (the "MANAGEMENT INCENTIVE PLAN") has been implemented.

         The purpose of the Management Incentive Plan is to advance the interests of New AT&T Canada and its shareholders by assisting in the retention of qualified officers and other key employees and consultants of New AT&T Canada ("MANAGEMENT EMPLOYEES"), providing additional performance-based incentives to such persons and enabling such persons to participate in the future growth and development of the Company. The Management Incentive Plan permits the grant of options to purchase shares of New AT&T Canada ("OPTIONS"), share appreciation rights ("SARS"), restricted share units ("RSUS") and other share-based awards to Management Employees. The New AT&T Canada Board of Directors or a committee thereof administers the Management Incentive Plan. An aggregate of 2,000,000 of Class A Voting Shares and Class B Limited Voting Shares have been reserved for issuance under the Management Incentive Plan.

         Options, SARs and RSUs granted under the Management Incentive Plan are non-assignable except as provided therein and Options and SARs will expire not later than ten years from the date of grant, it being understood that the New AT&T Canada Board of Directors may provide for the earlier expiration of Options and SARs. Unless otherwise specified by the New AT&T Canada Board of Directors at the time of grant and except as otherwise provided in the Management Incentive Plan, each Option grant vests as to one third on each of the first, second and third anniversaries of the date of grant. Options also vest automatically upon a change in control of New AT&T Canada. The exercise prices for Options and SARs granted under the Management Incentive Plan are set by the New AT&T Canada Board of Directors in accordance with the requirements of The Toronto Stock Exchange.

                                LEGAL PROCEEDINGS

         On May 9, 2002, an oppression application was filed against the Company and its directors by a group of institutional investors holding approximately $458 million of the Notes. On October 2, 2002 the application was withdrawn in recognition of the progress that had been achieved in the restructuring discussions between the Noteholders and the Company.

         As a result of the Company's CCAA filing, a significant portion of the Company's pending litigation was compromised and, as of April 1, 2003, no longer exists. Also as a result of the Company's CCAA filing, any claim of an Affected Creditor against the Company is barred and may no longer be asserted.

         As of April 25, 2003, 87 claims have been received from Affected Creditors excluding Noteholders. For distribution purposes, as of the same date, 32 claims have been disallowed in their entirety and 47 claims, totalling $43 million, have been allowed by the Company. The remaining 8 claims, totalling $14.4 million, are in dispute, and will be resolved pursuant to the mechanism established by the Claims Procedure Order. The aggregate distribution to be made by the Company to all Affected Creditors will remain unchanged as a result of the resolution of these disputed claims. Upon implementation of the Plan, claims of Affected Creditors were compromised and settled. Pursuant to the Plan claims of Affected Creditors are satisfied by distributions from the Cash Pool and distributions of the New Shares, which are held in escrow by CIBC Mellon Trust Company, as escrow agent for the benefit of such Affected Creditors.

         The Company is involved from time to time in various other claims and law suits incidental to the ordinary course of its business. While no assurance can be given that these proceedings will be favourably resolved, the Company does not believe that the outcome of any of these legal proceedings will have a material adverse effect on its financial condition or result of operations.

                              INTELLECTUAL PROPERTY

COMMERCIAL ARRANGEMENTS WITH AT&T CORP.

NEW BRAND LICENSE AGREEMENT

         On January 16, 2003, AT&T Corp. and AT&T Canada Enterprises Company ("ENTERPRISES"), a subsidiary of AT&T Corp. that holds Canadian rights to certain intellectual property of AT&T Corp. under license from AT&T Corp., AT&T Canada and certain of its affiliates (collectively, the "LICENSEE") entered into a new trade-mark and trade-name license agreement (the "NEW LICENSE Agreement"). The New License Agreement provides the Licensee with the right to use AT&T Corp. trade-marks and trade-names until the launch of its new brand identity (the "LAUNCH DATE") which must occur no later than September 9, 2003. As of the Launch Date, the Licensee must have changed its name to a new corporate name and will thereafter only use the licensed trade-marks and trade-names in conjunction with a transition statement until the conversion date (the "CONVERSION DATE") which will be no later than December 31, 2003, at which time AT&T Canada's ability to use the AT&T trade-marks and trade-names will cease. The New License Agreement also contemplates the preparation of a three-stage brand transition plan which will address the parties' respective rights and obligations concerning the re-branding of AT&T Canada's business (the "BRAND CONVERSION PLAN").

         With the exception of the Payphone Services Trade Mark License Agreement, as amended, made as of August 24, 1998 (the "PAYPHONE SERVICES TRADE MARK LICENSE AGREEMENT"), which will be reinstated, the New License Agreement either terminates or confirms the termination of all former branding agreements between Enterprises, AT&T Canada and its affiliates.

         The Payphone Services Trade Mark License Agreement which licensed certain AT&T Corp. trade-marks to AT&T Canada for use in association with the marketing and provision of the operation of payphones for the placement of telephone calls was reinstated for the sole purpose of transition on such terms and conditions as agreed to by Enterprises and AT&T Canada in accordance with the Brand Conversion Plan and consistent with the transition periods in the New License Agreement. The New License Agreement also provides that any agreement with Canada Payphone with respect to the use of any AT&T Corp. brand or licensed trade-marks shall terminate at the time of termination or expiration of the New License Agreement.

         The New License Agreement grants to the Licensee a non-exclusive, royalty-free, sub-license to use the licensed trade-marks, trade-names and trade dress solely in Canada and solely in connection with the marketing, provision and sale of licensed services and promotional products. The services licensed under the agreement are the business of providing or selling the following services in Canada, each as defined in the New License Agreement: (i) voice and/or data wireline telecommunication services, including local services, long distance services and IP services; (ii) electronic -- business professional services; (iii) Internet access services; (iv) Internet hosting services; (v) Internet security services; (vi) managed applications; (vii) managed hosting services; (viii) managed network services; (ix) payphone services; (x) ancillary services; and (xi) in certain circumstances, the activities of a holding company such as New AT&T Canada. The New License Agreement expressly excludes certain services from the license grant.

         The licensed promotional products are any goods, products, wares or services that are used to promote any licensed services and provided free or at a nominal cost.

         The Licensee is obliged to meet and adhere to certain quality and marketing specifications for the licensed services and promotional products. If the Licensee offers any product, service or business that is not a licensed service or in association with which the licensed trade-marks are not used, such products, services or business shall be offered only through a wholly-owned subsidiary of AT&T Canada that does not bear the licensed trade-name or trade-marks.

         In the event that the Licensee wishes to offer a service for which it has not been granted a trade-mark and/or trade-name license by Enterprises, the Licensee may offer such service (the "UNBRANDED

SERVICE"); however, restrictions are placed on invoicing such service with invoices which include services licensed under the New License Agreement.

         The New License Agreement contemplates the preparation and approval of a Brand Conversion Plan having three stages. During the first stage, the Licensee may continue to use the licensed AT&T Corp. trade-marks and trade-names. The second stage commences at the launch of the new brand identity on the Launch Date. As of the Launch Date, the Licensee shall have changed its name to a new corporate name, and shall until the Conversion Date only use the trade-marks and trade-names licensed under the New License Agreement in conjunction with a transition statement. During this second stage the Licensee may only use the transition statement "formerly AT&T Canada Corp." or another tag line approved by Enterprises solely with its new corporate name. The second stage terminates no later than the earlier of the Conversion Date or December 31, 2003. During the third stage, after the Conversion Date, the Licensee must use its new corporate name and brand identity exclusively, subject to arrangements permitted under the Brand Conversion Plan.

         In connection with the rebranding of New AT&T Canada, the Plan authorizes New AT&T Canada to change its name without further shareholder approval.

         Subject to certain exceptions, the Licensee is also permitted to use, commencing as of the date of the New License Agreement, and terminating 180 days after termination of the New License Agreement, on an exclusive royalty-free basis, the domain names and/or URLs in use on the date of execution of the New License Agreement including the URLs "attcanada.com" and "attcanada.ca" solely to identify the Licensee in connection with the marketing and provision of the licensed services.

         If the Licensee complies with the Brand Conversion Plan and with the New License Agreement, during the term of the New License Agreement and for one year after the expiration or termination of the New License Agreement, Enterprises and any of its affiliates have agreed not to adopt, sub-license and/or use in Canada the corporate name "AT&T Canada Corp.", "AT&T Canada Inc.", "AT&T Canada Telecom Services Company", or the trade-name "AT&T Canada" on its own. Notwithstanding the foregoing, at any time, Enterprises and/or its affiliates may (a) adopt, register and/or use any corporate or trade-name (other than "AT&T Canada Corp.", "AT&T Canada Inc.", "AT&T Canada Telecom Services Company" and "AT&T Canada Fibre Company") and/or adopt, register and/or use any trade-mark, which includes the mark "AT&T" and the term "Canada", provided that the word "AT&T" does not directly precede "Canada"; and (b) Enterprises may continue to use any corporate name or trade-name in the manner it has been used on or before the date of the New License Agreement. After such one year period, Enterprises and/or its affiliates may adopt, register and/or use the corporate name "AT&T Canada Corp.", "AT&T Canada Inc.", "AT&T Canada Telecom Services Company", or adopt, register and/or use in any manner the trade-name or mark "AT&T Canada" alone or in combination with other words and/or trade-marks.

         AT&T Corp., Enterprises and the Licensee expressly agree that they will be permitted to compete with each other during and after the term of the New License Agreement.

         The Licensee may not assign, license or transfer or part with the New License Agreement or any of its rights or obligations under the agreement without the prior consent of Enterprises which may be unreasonably withheld, except to a new holding company which at all times carries on no business other than the business of a holding company, holding only the shares of AT&T Canada and the inter-company indebtedness, if any, owing by its affiliates existing on the date of execution of the agreement or incorporated for the purposes of the Plan and, if applicable, the shares of another company (other than a Strategic Competitor (as defined below)) engaged exclusively in the business of providing the licensed services, and is not a Strategic Competitor of any person other than AT&T Corp. and its affiliates. New AT&T Canada is such a holding company. Prior to the implementation of the Plan, New AT&T Canada was obliged to sign and did sign and deliver a counterpart of the New License Agreement agreeing to be bound by the New License Agreement as if it were an original party to such agreement. The Licensee may authorize Persons as its authorized associate companies to display the licensed trade-marks used by the Licensee for its licensed services for the purpose of selling such services subject to certain conditions and limitations set forth in the New License Agreement.

         For the purposes of the New License Agreement and the Framework Agreement, "Strategic Competitor" means a person (other than AT&T Corp.) who directly or through one or more of its affiliates is a provider of Telecommunications Service (as such term is defined in Section 2 of the Telecommunications Act) where the sale of such services equals at least 10% of the total annual revenue of such person and/or any one or more of its affiliates, determined individually or in the aggregate for the most recently completed fiscal year or whose revenue from the sale of such services exceeds $10 million determined individually or in the aggregate for the most recently completed fiscal year.

         The New License Agreement is terminable by Enterprises in the event of, among other things: failure to comply in a material respect with the marketing specifications applicable to the licensed trade-name; failure to comply with the master specifications applicable to the licensed services; the curtailment of the Licensee's business operations or common carrier status by decisions or rulings under applicable law; material damage or disparagement of the licensed trade-marks or trade-names; refusal to permit quality control representatives to exercise Enterprise's right of inspection; material delay in providing quality specifications reports; failure to comply with other quality control obligations; Bankruptcy (as defined in the New License Agreement); purported assignment, license, sublicense or transfer of the licensed trade-marks, trade-names or other rights granted under the New License Agreement other than as may be permitted under the New License Agreement; failure to comply with the confidentiality provisions of the agreement; failure to comply with the authorized associate provisions of the agreement; in the event that a Strategic Competitor (other than New AT&T Canada) acquires, holds, or controls more than 20% of the outstanding aggregate equity of any one or more of the Licensee or any of its affiliates or the outstanding aggregate equity of the Licensee and its affiliates (subject to a conditional exception for Contour Telecom Inc./Telecommunications Contour Telecom Management Corp. and Argos Telecom Inc.) ("STRATEGIC COMPETITOR ACQUISITION"); use of the licensed trade-marks in association with services/products not constituting licensed services and/or outside the licensed territory; if any provision of the agreement or the consummation of the transactions contemplated by the agreement become illegal or unenforceable under applicable law in any material respect; the failure to develop, approve and implement the Brand Conversion Plan by Launch (as defined in the New License Agreement) (unless such failure of approval is as a result of Enterprises unreasonably withholding its consent); and/or material breach of any of the Licensee's other obligations under the New License Agreement. Notwithstanding the foregoing, the New License Agreement shall not be terminable in the event of a Strategic Competitor Acquisition if any such Strategic Competitor acquires, holds, or controls more than 20% of the outstanding aggregate equity in a subsidiary of the Licensee, provided that on the date that the Strategic Competitor first so acquires, holds or controls such equity the subsidiary ceases immediately, without the benefit of any transition or cure rights, any use of any of the licensed trade-marks and to identify itself in any way as an affiliate of the Licensee or of any of Licensee's other affiliates or as otherwise being affiliated with any of them.

         The Licensee will have 30 days to cure any breach (unless shorter periods have been identified), failing which the New License Agreement will terminate on the Conversion Date without further notice and without any further rights of transition other than to the extent contemplated under the Brand Conversion Plan. Notwithstanding the foregoing, there shall be no cure period where the New License Agreement is terminated as a result of: a Strategic Competitor Acquisition; Bankruptcy; and failure to develop and have approved the Brand Conversion Plan by and to implement such plan by launch insofar as it relates to the change of corporate name of the Licensee and its affiliates.

         The Licensee may in its sole discretion and without cause terminate the New License Agreement. The New License Agreement contains customary obligations on the part of the Licensee to cease all use of the licensed subject matter after termination or expiration. Disputes arising under the agreement will be resolved pursuant to arbitration provisions prescribed in the agreement. The New License Agreement provides for a delay in the time periods prescribed in the Conversion Date and Launch Date in certain circumstances where notice of termination has been given by Enterprises. Where, in the definitions of Conversion Date and Launch Date found in the New License Agreement, a time period is stated to run from notice of termination given by Enterprises, the time period shall only begin to run after any applicable cure period has passed and any arbitration commenced by the Licensee disputing the validity of the notice of termination has been decided in favour of Enterprises, provided that the Licensee commences any such arbitration within five business days from the date of notice of termination where no cure period is provided under the termination provisions of the agreement and otherwise five business days from the expiry of the applicable cure period. Moreover, the Licensee must diligently prosecute such proceeding.

         The New License Agreement acknowledges that the Licensee may be unable in all circumstances where notice of termination is given to immediately remove the licensed trade-marks from its exterior building signage, its signage on trucks and on calling cards. The agreement provides that the Licensee shall forthwith deliver to Enterprises for approval a plan setting out a schedule for changing such items. Such items shall be changed in any event no later than the earlier of December 31, 2003 and six months from any notice of termination from Enterprises.

         The New License Agreement provides for the payment by the Licensee of a brand fee in the event that the Licensee's breach under the New License Agreement is not cured by the Licensee within the specified 30 day or shorter time period given in any written notice of termination provided by Enterprises prior to June 30, 2003. Unless an arbitrator determines under the arbitration proceedings that the Licensee was not in breach, the Licensee is obliged to pay to Enterprises from the expiry of the 30 day or shorter time period to and including June 30, 2003, a brand fee of US $10,000.00 for each day (or part of a day) that the Licensee is in breach. If the event giving rise to Enterprise's notice of termination is not capable of being cured or there is no cure period, the Licensee shall pay Enterprises such brand fee in respect of each day from the date of Enterprise's notice of termination to and including June 30, 2003. Such brand fee will be payable in the aggregate on June 30, 2003.

FRAMEWORK AGREEMENT

         On January 16, 2003, AT&T Corp., Enterprises, AT&T Canada Telecom Holdings Company and AT&T Communications Holdings (Canada) Corp. (collectively, "AT&T CORP.") and the AT&T Canada Companies entered into the framework agreement (the "FRAMEWORK AGREEMENT"). The Framework Agreement sets forth the principles governing the ongoing commercial relationships between the AT&T Canada Companies and AT&T Corp. (other than aspects of such relationships which are addressed in the New License Agreement). The Framework Agreement provides that the existing capabilities agreement (the "CAPABILITIES AGREEMENT") and the master consulting services agreement ("MCSA") will terminate on the earlier of the execution and delivery of a revised MCSA or June 30, 2003. If a revised MCSA is not entered into by June 30, 2003, absent a written agreement from AT&T Corp. providing otherwise, all Services (as defined below) currently provided pursuant to the Capabilities Agreement and the MCSA will terminate on June 30, 2004.

         Under the Framework Agreement, the parties will work together to avoid any material disruption of services to customers and to each other. It also provides that all existing arrangements or agreements, except for certain enumerated agreements (such as the North American Voice Services (NAVS) Agreement and the Payphone Services Trade Mark License Agreement, such agreements and any other such surviving agreements, the "SURVIVING AGREEMENTS") terminate no later than 90 days following the date the Framework Agreement is entered into. The Surviving Agreements will terminate in accordance with their terms.

         The parties will use reasonable efforts to execute and deliver a revised Master Services Agreement ("MSA") by June 30, 2003. The MSA will provide the terms under which AT&T Corp. will provide the AT&T Canada Companies with technology and services relating to the continued use of the 4E (Toll Free) Platform, the 5E (Calling Card) Platform, and the Signalling Platform currently provided pursuant to the Capabilities Agreement and the MCSA (collectively, the "SERVICES") and will replace such agreements in their entirety. Any new MSA will expire no later than December 31, 2005, unless terminated earlier or extended by mutual consent.

         The parties agree that if, at any time prior to the execution and delivery of an MSA, a Strategic Competitor Acquisition occurs, then the provision of Services by AT&T Corp. pursuant to the Capabilities Agreement and the MCSA will terminate on the earliest of: (i) 15 months after the date of the announcement of the Strategic Competitor Acquisition provided such announcement was approved by New AT&T Canada and the AT&T Canada Companies and the Strategic Competitor Acquisition closes; (ii) nine months after the closing of the Strategic Competitor Acquisition transaction which gives rise to the Strategic Competitor Acquisition; or (iii) June 30, 2004.

         The MSA will provide that upon the occurrence of any Strategic Competitor Acquisition the termination date for the provision of Services will be accelerated and the time period during which AT&T Corp. will continue to provide Services thereunder will be reduced, provided that (i) in determining any such accelerated termination date, AT&T Corp. will take into consideration the Strategic Competitor's network capability to enable migration and, unless the parties otherwise agree, (ii) any such acceleration will not result in the termination of the provision of the services until the earlier of (a) 12 months after the closing of the Strategic Competitor Acquisition transaction and (b) December 31, 2005.

4.       SELECTED CONSOLIDATED FINANCIAL DATA

         The chart below identifies selected principal information for the years ended December 31, 2002, 2001 and 2000. Effective April 1, 2003, AT&T Canada emerged from CCAA protection and implemented the Plan which resulted in AT&T Canada no longer having any long-term public debt.

             YEAR ENDED
             DECEMBER 31                               2002         2001 (2)       2000
             -----------                               ----         ----           ----
                                                   (in thousands, except per share amounts)
             Revenue............................    1,488,145      1,544,721    1,505,378
             Net Loss...........................   (1,831,659)      (745,375)    (523,207)
             Net Loss per Share (1).............       (17.95)         (7.57)       (5.48)
             Total Assets (3)...................    1,687,700      4,763,625    4,329,918
             Long-term Debt (4).................    4,516,824      4,655,077    3,610,923
             Cash Dividend per Share (1)........         0.00           0.00         0.00

-------------
Notes:

(1) Loss per share for 2002 includes a writedown of property, plant and equipment and goodwill, and workforce reduction and provision for restructuring, which had the effect of increasing loss per share by $11.79 and $0.85, respectively. Loss per share for 2001 includes a pension adjustment and workforce reduction costs which had the effect of increasing (decreasing) loss per share by ($0.32) and $0.22, respectively. Loss per share for 2000 includes integration reserve reversals, which had the effect of decreasing loss per share by $0.11.


(2) Effective January 1, 2002, the Company adopted the CICA Handbook Section 1650, which eliminates the deferral and amortization of foreign exchange gains and losses on long term monetary items, with retroactive restatement. Accordingly, the Company's loss for the year ended December 31, 2001 has been increased by $12.3 million.


(3) Effective January 1, 2002, the Company adopted the CICA Handbook Section 3062, which eliminates the amortization of goodwill and indefinite-life intangible assets. Any transitional impairment loss is recognized as a charge to opening retained earnings to January 1, 2002. Accordingly, the Company's opening deficit at January 1, 2002 has been increased by $1,530.8 million.


(4) Effective October 15, 2002, long-term debt was reclassified as liabilities subject to compromise.


         AT&T Canada has not paid any dividends since its inception and it is not anticipated that New AT&T Canada will declare or pay dividends in the near future, but rather will retain future earnings, if any, for reinvestment in its business. Any future determination to declare or pay dividends will be at the discretion of New AT&T Canada's Board of Directors and will be subject to compliance with any future debt financing arrangements entered into by New AT&T Canada and will depend upon New AT&T Canada's financial condition, results of operations, capital requirements and such other factors as New AT&T Canada's Board of Directors considers relevant.

         The chart below identifies financial information concerning the twelve quarters ending December 31, 2002.

                                          2002              4TH QTR `02    3RD QTR `02    2ND QTR `02    1ST QTR. 02
                                          ----              -----------    -----------    -----------    -----------
                                                          (in thousands, except per share amounts)
Revenues............................   $  1,488,145          $ 359,597     $  359,861     $   384,857    $  383,830
Net Loss for the period.............   $ (1,831,659)         $ (63,769)    $ (256,839)    $(1,353,431)   $ (157,619)
Loss per share......................   $     (17.95)         $   (0.60)    $    (2.54)    $    (13.45)   $    (1.57)

                                          2001              4TH QTR `01    3RD QTR `01    2ND QTR `01    1ST QTR. 01
                                          ----              -----------    -----------    -----------    -----------
                                                          (in thousands, except per share amounts)
Revenues............................    $ 1,544,721          $ 394,469     $ 387,221      $ 375,167      $  387,864
Net Loss for the period (1).........    $  (745,375)         $(170,697)    $(232,475)     $(174,729)     $ (167,475)
Loss per share (1)..................    $     (7.57)         $   (1.74)    $   (2.35)     $   (1.78)     $    (1.73)

                                          2000              4TH QTR `00    3RD QTR `00    2ND QTR `00    1ST QTR. 00
                                          ----              -----------    -----------    -----------    -----------
                                                          (in thousands, except per share amounts)
Revenues............................    $ 1,505,378          $ 386,302     $ 380,056      $ 374,991      $  364,029
Net Profit (Loss) for the period....    $  (523,207)         $(175,587)    $(123,967)     $(120,845)     $ (102,808)
Loss per share ............ ........    $     (5.48)         $   (1.84)    $   (1.30)     $   (1.27)     $    (1.09)

(1) Effective January 1, 2002, the Company adopted the CICA Handbook Section 1650, which eliminates the deferral and amortization of foreign exchange gains and losses on long term monetary items, with retroactive restatement. Accordingly, the Company's loss in the year ended December 31, 2001 has been increased by $12.3 million, and the loss for the three months ended March 31, June 30, September 30 and December 31 have been increased (decreased) by nil, ($17.3 million), $23.5 million and $6.1 million, respectively.

5. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

         Reference is made to the section entitled "Management Discussion and Analysis of Financial Condition and Results of Operations" for the year ended December 31, 2002 which section is incorporated herein by reference. See "Additional Information".


6.       SHARE CAPITAL

         The authorized share capital of New AT&T Canada consists of an unlimited number of Class A Voting Shares and Class B Limited Voting Shares. The two classes of shares were created in order to ensure compliance with the foreign ownership restrictions in the Telecommunications Act. The following summary describes the rights, privileges, restrictions and conditions that will attach to the New Shares. The full text of the rights, privileges, restrictions and conditions of the New Shares is set forth in the articles of New AT&T Canada (the "ARTICLES").


CLASS A VOTING SHARES

VOTING

         Holders of Class A Voting Shares are entitled to receive notice of and to attend and vote at all meetings of the shareholders of New AT&T Canada except meetings at which the holders of a specified class or series (other than the Class A Voting Shares) are entitled to vote separately as a class as provided in the CBCA or in the Articles and each Class A Voting Share confers the right to one vote in person or by proxy at all such meetings.

         Holders of Class A Voting Shares are entitled to elect five of nine members to the New AT&T Canada Board of Directors, subject to increase in accordance with the Articles, commencing at such time as holders of Class B Limited Voting Shares hold less than 50% of New AT&T Canada's equity. See "- Allocation of the New AT&T Canada Board of Directors".

DIVIDENDS AND DISTRIBUTIONS

         The Class A Voting Shares participate equally with the Class B Limited Voting Shares with respect to the declaration of any dividends or distributions if, as and when declared by the New AT&T Canada Board of Directors. All dividends and distributions declared on the Class A Voting Shares or Class B Limited Voting Shares shall be declared and paid at the same time, and in equal amounts, share for share, without any preference or priority of one class over the other. The declaration and payment of stock dividends in Class A Voting Shares on Class A Voting Shares and Class B Limited Voting Shares on Class B Limited Voting Shares or the making or distribution of rights to acquire Class B Limited Voting Shares to holders of Class B Limited Voting Shares and rights to acquire Class A Voting Shares to holders of Class A Voting Shares in the same number per share and at the same exercise price per share will be considered to be an equivalent declaration and payment of dividends or other distribution, as applicable, without performance or priority.

LIQUIDATION

         Holders of Class A Voting Shares are entitled to receive the remaining assets of New AT&T Canada on its winding-up or dissolution in equal amounts, share for share, with the holders of Class B Limited Voting Shares.

CONVERSION

         The Class A Voting Shares are convertible, at the option of the holders of the Class A Voting Shares, at any time and from time to time, into Class B Limited Voting Shares on a share-for-share basis.

COMPLIANCE WITH THE TELECOMMUNICATIONS ACT

         To ensure compliance with the foreign ownership restrictions contained in the Telecommunications Act, for so long as those restrictions pertain, the directors of New AT&T Canada shall have the right to sell the Class A Voting Shares of a holder thereof who is not a Canadian (as such term is defined in the Telecommunications Act), subject to the provisions of the CBCA and the Telecommunications Act. In addition, the directors of New AT&T Canada may refuse to issue a Class A Voting Share, or register the transfer of a Class A Voting Share, in a circumstance where to do so would result in New AT&T Canada's or any of its affiliates' or associates' non-compliance with the foreign ownership restrictions of the Telecommunications Act.

CLASS B LIMITED VOTING SHARES

VOTING

         In order to ensure compliance with the Telecommunications Act, except for the election of directors or as otherwise provided below or in the CBCA, holders of Class B Limited Voting Shares are not entitled to vote at any meetings of the shareholders of New AT&T Canada. The holders of Class B Limited Voting Shares are entitled to receive notice of and to attend meetings of the holders of Common Shares. Each Class B Limited Voting Share confers the right to one vote in person or by proxy at any meeting at which the holders of Class B Limited Voting Shares are entitled to vote.

         Holders of Class B Limited Voting Shares are entitled to elect four of the nine members of the New AT&T Canada Board of Directors, subject to reduction in accordance with the Articles commencing at such time as the holders of the Class B Limited Voting Shares hold less than 50% of the equity of New AT&T Canada. See "--Allocation of the New AT&T Canada Board of Directors". Without limiting the rights of the holders of the Class B Limited Voting Shares under the CBCA, the holders of the Limited Voting Shares are entitled to vote as a separate class: (i) upon any matter (including, without limitation, any consolidation, sub-division or reclassification) that would adversely affect the equivalence or equal participation of the Class B Limited Voting Shares and the Class A Voting Shares; (ii) until the earlier of such time as the holders of Class B Limited Voting Shares are entitled to nominate fewer than four directors and December 31, 2004, upon any amendment to Schedule III to the Articles, which Schedule specifies certain matters requiring approval by not less than seven of the directors including at least four directors of New AT&T Canada elected or appointed by the holders of Class A Voting Shares; (iii) until the earlier of such time as the holders of Class B Limited Voting Shares are entitled to nominate fewer than four directors and December 31, 2004, upon any amendment to the Articles or the By-Laws of New AT&T Canada that is not approved by at least seven of the directors including at least four directors of New AT&T Canada elected or appointed by the holders of Class A Voting Shares; (iv) until the holders of Class B Limited Voting Shares are entitled to nominate fewer than two directors, upon an amalgamation pursuant to Section 181 of the CBCA; and (v) upon any amendment to the Articles to change the number of directors on the New AT&T Canada Board of Directors.

DIVIDENDS AND DISTRIBUTIONS

         The Class B Limited Voting Shares participate equally with the Class A Voting Shares with respect to the declaration of any dividends or distributions if, as and when declared by the New AT&T Canada Board of Directors. All dividends or distributions declared on the Class B Limited Voting Shares or Class A Voting Shares shall be declared and paid at the same time, and in equal amounts, share for share, without any preference or priority of one class over the other. The declaration and payment of stock dividends in Class B Limited Voting Shares on Class B Limited Voting Shares and Class A Voting Shares on Class A Voting Shares or the making or distribution of rights to acquire Class B Limited Voting Shares to holders of Class B Limited Voting Shares and rights to acquire Class A Voting Shares to holders of Class A Voting Shares in the same number per share and at the same exercise price per share will be considered to be an equivalent declaration and payment of dividends or other distribution, as applicable, without performance or priority.

LIQUIDATION

         Holders of Class B Limited Voting Shares are entitled to receive the remaining assets of New AT&T Canada on the winding-up or dissolution, in equal amounts, share for share, with the holders of Class A Voting Shares.

CONVERSION

         The Class B Limited Voting Shares are convertible, at the option of the holders of Class B Limited Voting Shares, at any time and from time to time, into Class A Voting Shares on a share-for-share basis, in the following circumstances:

     (i) at any time following the termination of the Acquisition Rights Agreement on December 31, 2004, upon provision by a holder of Class B Limited Voting Shares of (1) a residency declaration to the Company's transfer agent stating that the holder is a Canadian (as such term is defined in the Telecommunications Act) and (2) a written notice specifying the number of Class B Limited Voting Shares to be converted;

     (ii) upon a take-over bid being made for the Class A Voting Shares where no equivalent bid is made for the Class B Limited Voting Shares, for the purposes of allowing the holders of Class B Limited Voting Shares to tender to such bid;

     (iii) automatically upon the removal, in whole or in part, of the Canadian ownership and control provisions of Section 16 of the Telecommunications Act, but only to the extent of such removal, and non-Canadian ownership and control of New AT&T Canada and its subsidiaries not otherwise being restricted by law, provided that such conversion right is made available on a PRO RATA basis to all holders of Class B Limited Voting Shares in the case of a partial removal; or

     (iv) the New AT&T Canada Board of Directors, by resolution, allows the conversion of such number of Class B Limited Voting Shares as will not, in the opinion of the New AT&T Canada Board of Directors, result in New AT&T Canada or any corporation in which New AT&T Canada has an ownership interest being in contravention of any law, regulation, governmental policy or other legal requirement, including, without limitation, the Telecommunications Act, provided that such conversion right is made available on a PRO RATA basis to all holders of Class B Limited Voting Shares.

         The New AT&T Canada Board of Directors will consider whether conversions are permitted for the purposes of (iv) above at least annually, but shall not permit such conversion unless circumstances are such that at the time of conversion, at least 1% of the then outstanding Class B Limited Voting Shares can then be converted.

ALLOCATION OF THE NEW AT&T CANADA BOARD OF DIRECTORS

         The New AT&T Canada Board of Directors took office on April 1, 2003 upon the implementation of the Plan. Thereafter, commencing with the first annual meeting of shareholders held after the Meeting, the holders of Class A Voting Shares, voting as a class, will be entitled to nominate and elect five directors to the New AT&T Canada Board of Directors and the holders of Class B Limited Voting Shares, voting as a class, will be entitled to nominate and elect four directors to the New AT&T Canada Board of Directors.

         As conversions of Class B Limited Voting Shares to Class A Voting Shares are anticipated to occur over time, the number of directors elected and nominated to the New AT&T Canada Board of Directors by holders of Class B Limited Voting Shares will be reduced according to the percentage of total equity of New AT&T Canada held by such holders as follows, commencing at such time as they cease to hold less than 50% of New AT&T Canada's equity:


         -----------------------------------------------------------------------------------------------------
         PERCENTAGE OF TOTAL EQUITY HELD BY                            NUMBER OF DIRECTORS ELECTED BY HOLDERS
         HOLDERS OF CLASS B LIMITED VOTING SHARES                      OF CLASS B LIMITED VOTING SHARES
         -----------------------------------------------------------------------------------------------------
         Equal to or greater than 50%                                                     4
         -----------------------------------------------------------------------------------------------------
         Equal to or greater than 35% but less than 50%                                   3
         -----------------------------------------------------------------------------------------------------
         Equal to or greater than 20% but less than 35%                                   2
         -----------------------------------------------------------------------------------------------------
         Equal to or greater than 10% but less than 20%                                   1
         -----------------------------------------------------------------------------------------------------
         Less than 10%                                                                    0
         -----------------------------------------------------------------------------------------------------

         If the holders of the Class B Limited Voting Shares lose the entitlement to nominate and elect a director or directors in accordance with the foregoing, the holders of the Class A Voting Shares will correspondingly acquire the entitlement to elect additional director(s) such that the aggregate number of directors will equal nine.

         The percentage of equity of New AT&T Canada held by the holders of Class B Limited Voting Shares will be calculated in accordance with the provisions of the Articles.

BOARD SUPER-MAJORITY REQUIREMENTS

         Until the earlier of such time as the holders of Class B Limited Voting Shares are entitled to nominate fewer than four directors or December 31, 2004, the Articles require the approval of not less than seven of the directors (including at least four directors elected or appointed by the holders of Class A Voting Shares) for the following matters:

     - any material change to the scope or nature of the business or operations of New AT&T Canada or any of its subsidiaries considered on a consolidated basis;

     - aggregate capital expenditures of New AT&T Canada and its subsidiaries in any calendar year in excess of $195 million;

     - the incurring by New AT&T Canada or its subsidiaries of funded debt in excess of $100 million or the changing of any material terms of any material debt incurred;

     - any material change (in excess of $20 million) to the terms of any material agreements entered into by New AT&T Canada or its subsidiaries on or before the date of the implementation of the Plan, including the commercial agreements with AT&T Corp. or its subsidiaries;

     - any consolidation or merger with another person of New AT&T Canada or any of its subsidiaries, the sale or transfer of all or a substantial portion of the assets of New AT&T Canada and its subsidiaries (on a consolidated basis) to another person or the entering into any other similar business combination other than a consolidation, merger, sale or transfer of any wholly-owned subsidiary into or to New AT&T Canada or another wholly-owned subsidiary of New AT&T Canada;

     - any sale, lease or transfer of assets by New AT&T Canada or its subsidiaries where such assets have a value in excess of $20 million in any one transaction or related transactions;

     - the declaration or payment by New AT&T Canada of any dividends or the making of any distributions on its shares or the redemption or repurchase of shares or any other securities, except in connection with the conversion of Class A Voting Shares into Class B Limited Voting Shares or Class B Limited Voting Shares into Class A Voting Shares;

     - any authorization, issue or sale of or agreement of New AT&T Canada to issue or sell any Class A Voting Shares or Class B Limited Voting Shares, including any issue of or agreement to issue options, rights (other than rights issued pursuant to the new shareholder rights plan or pursuant to the Acquisition Rights Agreement), conversion or exchange privileges to acquire Class A Voting Shares or Class B Limited Voting Shares other than (i) the issuance of Class A Voting Shares upon the conversion of Class B Limited Voting Shares into Class A Voting Shares, or the issuance of Class B Limited Voting Shares upon the conversion of Class A Voting Shares into Class B Limited Voting Shares (ii) the issuance of shares upon the exercise of outstanding options (iii) Class A Voting Shares or Class B Limited Voting Shares issued pursuant to the new shareholder rights plan or pursuant to the Acquisition Rights Agreement and (iv) the issuance of Class A Voting Shares or Class B Limited Voting Shares pursuant to a pre-emptive right previously granted to a third party that was approved in accordance with this clause;

     - the entering into by New AT&T Canada of any transactions with any current shareholder, director or officer or employee other than transactions in the ordinary course of business;

     -    any amendment to the Articles or By-Laws of New AT&T Canada;

     - the adoption or amendment of any stock option plan, bonus plan, management incentive plan or other employee benefit plan of New AT&T Canada;

     - any amendment to the shareholder declarations to be effective as of implementation of the Plan under section 146(2) of the CBCA effected by New AT&T Canada in respect of AT&T Canada and AT&T Canada in respect of AT&T Canada Corp. respecting the constitution of the board of directors of each of AT&T Canada and AT&T Canada Corp., respectively. Such declarations will provide that the boards of each of New AT&T Canada, AT&T Canada and AT&T Canada Corp. will be identical and that at least 80% of the members of the board of directors of each company will be resident Canadians.

     - any delegation of material board authority by New AT&T Canada to a committee, such as an executive committee;

     - any material investment (in excess of $20 million) by New AT&T Canada in any other company, partnership, association or other form of joint venture;

     - the guarantee of any liabilities by New AT&T Canada of a third party, other than indemnification of directors and officers of New AT&T Canada and its subsidiaries in accordance with the CBCA; and

     - any material transaction by New AT&T Canada outside the normal and ordinary course of business.

ACQUISITION RIGHTS AGREEMENT

         On implementation of the Plan, New AT&T Canada established the Acquisition Rights Agreement with CIBC Mellon Trust Company, as rights agent. Each holder of a Class B Limited Voting Share will receive together with each Class B Limited Voting Share, one Acquisition Right which, together with one Class B Limited Voting Share, will entitle the holder thereof until December 31, 2004 to acquire one Class A Voting Share. Upon submitting to the rights agent under the Acquisition Rights Agreement the appropriate election form specifying the number of Class B Limited Voting Shares to be converted, a certificate representing one Class B Limited Voting Share for each accompanying Acquisition Right being exercised and a residency declaration to the transfer agent stating that the holder is a Canadian (as such term is defined in the Telecommunications
Act), the corresponding number of Class A Voting Shares will be issued to the holder of Class B Limited Voting Shares. No holder of an Acquisition Right will be issued Class A Voting Shares if and to the extent that, upon such issuance, such person, together with its associates, affiliates or another person with whom it is acting jointly or in concert (as such terms are defined in the Acquisition Rights Agreement), would beneficially own or be deemed to beneficially own greater than 10% of the issued and outstanding Class A Voting Shares on the date of issuance.

         Acquisition Rights will be exercisable at any time. The Acquisition Rights will trade together with the Class B Limited Voting Shares and will be represented by Class B Limited Voting Share certificates. The Acquisition Rights will not be separable from the Class B Limited Voting Shares.

7.       MARKET FOR SECURITIES

         The Class A Voting Shares and Class B Limited Voting Shares of AT&T Canada Inc. are listed on The Toronto Stock Exchange under the symbols TEL.A and TEL.B, respectively, and are quoted on the NASDAQ National Market System under the symbols ATTC and ATTCZ, respectively.

8.       DIRECTORS AND OFFICERS

SHARES IN NEW AT&T CANADA

         As at April 25, 2003, the directors and executive officers of the Company, as a group, did not beneficially own, directly or indirectly, or exercise control over any of New AT&T Canada's Class A Voting Shares or any of New AT&T Canada's Class B Limited Voting Shares.

         The following is a list of the directors and executive officers of New AT&T Canada indicating their names, positions with the Company and municipalities of residence.

MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

         As at April 25, 2003, the directors and executive officers of New AT&T Canada Inc., their municipalities of residence, principal occupations and brief biographies are set forth below. Each of the directors has been appointed to hold office until the next annual meeting of shareholders or until his or her successor is elected or appointed.


NAME AND MUNICIPALITY OF RESIDENCE                          PRINCIPAL OCCUPATION AND NAME OF EMPLOYER
Purdy Crawford (1)(4)(5)..................................  Chairman of the Board of Directors, AT&T Canada Inc.
Toronto, Ontario                                            and Counsel, Osler, Hoskin & Harcourt LLP
John T. McLennan (1)......................................  Vice Chairman of the Board of Directors and Chief Executive
Mahone Bay, Nova Scotia                                     Officer AT&T Canada Inc.
Gerald E. Beasley (2)(3)..................................  Corporate Director
Mississauga, Ontario
William A. Etherington (1)(3)(5)..........................  Corporate Director
Toronto, Ontario
Deryk I. King (2)(4)(5)...................................  Chief Executive Officer
Toronto, Ontario                                            Centrica North America
Ian D. Mansfield (1)(3)(4)(5).............................  Corporate Director
White Rock, British Columbia
Ian M. McKinnon (2)(4)(5).................................  President and Chief Executive Officer
Toronto, Ontario                                            Certicom
Jane Mowat (2)(3).........................................  Business Consultant
Toronto, Ontario
Daniel F. Sullivan (1)(3)(4)..............................  Deputy Chairman and Director
Toronto, Ontario                                            Scotia Capital Inc.

-----------
(1)      Nominee of the holders of Class A Voting Shares.
(2)      Nominee of the holders of Class B Limited Voting Shares.
(3)      Member of Audit Committee.
(4)      Member of H.R./Compensation Committee.
(5)      Member of Governance Committee.

         New AT&T Canada is managed by a strong leadership team with extensive experience in the telecommunications industry. The executive officers of New AT&T Canada are as follows:

NAME                                  POSITION
John T. McLennan                      Vice Chairman of the Board of Directors & Chief Executive Officer
John A. MacDonald                     President & Chief Operating Officer
Mark Ethier                           Executive Vice President, Sales
Mike Kologinski                       Executive Vice President, Marketing
David A. Lazzarato                    Executive Vice President & Chief Financial Officer
Judy McLeod                           Executive Vice President, Customer Service and Chief Quality Officer
Henry Yip                             Executive Vice President, Network Services
Harold Giles                          Executive Vice President, Leadership Resources & Development
Scott L. Ewart                        Senior Vice President, General Counsel, Secretary & Chief Privacy Officer


NAME                                  POSITION
Chris Peirce                          Senior Vice President, Regulatory & Government Affairs
Muriel Prentice                       Senior Vice President & Chief Information Officer
Dean Prevost                          Senior Vice President, Strategy & Corporate Development
Brock Robertson                       Senior Vice President, Treasury & Investor Relations
Don Welham                            Vice President, Controller


NON-MANAGEMENT DIRECTORS -- BIOGRAPHIES

         PURDY CRAWFORD. Mr. Crawford is Non-Executive Chairman of New AT&T Canada. and Counsel to the law firm of Osler, Hoskin & Harcourt LLP. He was the Non-Executive Chairman of Imasco Limited, CT Financial Services Inc., and Canada Trustco Mortgage Company until February 2000. Mr. Crawford joined Imasco Limited in 1985 as President & Chief Operating Officer; in 1986 he became Chief Executive Officer and in 1987 he became Chairman, President & Chief Executive Officer. Mr. Crawford retired as Chief Executive Officer in 1995 but continued as Non-Executive Chairman until February, 2000. Prior to joining Imasco, Mr. Crawford was a senior partner with Osler, Hoskin & Harcourt, practising primarily in the corporate/commercial area. Mr. Crawford sits on the boards of several large public companies, both in Canada and the United States. He is Chancellor Emeritus of Mount Allison University.

         GERALD BEASLEY. Mr. Beasley retired in January 2000 from the Canadian Imperial Bank of Commerce as Senior Executive Vice President, Risk Management, a position he had held since 1994. Mr. Beasley joined the Canadian Imperial Bank of Commerce in 1968 and served in various senior positions in Canada and the United States. Mr. Beasley is currently the Chairman of Trillium Health Centre Foundation as well as a director of Enersource Corporation. He has previously served on the boards of Newcourt Credit Corporation, Edulinx Canada Corporation, and The Ontario Club.

         WILLIAM A. ETHERINGTON. Mr. Etherington serves as a corporate director. He retired in October 2001 as Senior Vice-President and Group Executive, Sales and Distribution, IBM Corporation and Chairman, President and Chief Executive Officer, IBM World Trade Corporation, having worked with IBM for 37 years. He is the lead director of the board of directors of the Canadian Imperial Bank of Commerce and a director of Celestica Inc., Dofasco Inc. and MDS Inc. He is also a member of the University of Western Ontario, Engineering Sciences Advisory Council and Campaign Western. Mr. Etherington has served on the boards of IBM Canada Ltd., IBM Europe Middle East Africa, IBM South Africa, the Conference Board of Canada, the National Quality Institute and Junior Achievement of Canada.

         DERYK I. KING. Mr. King is President and Chief Executive Officer of Centrica North America ("CENTRICA"), a position he has held since December 2000. Prior to joining Centrica, he was Group Managing Director of PowerGen plc ("POWERGEN") in the United Kingdom. Mr. King joined PowerGen in 1996 after holding a number of international sales and marketing positions with Air Products Ltd. and Imperial Chemical Industries Ltd. ("ICI"), including three years spent working in Japan. He was appointed Managing Director of ICI's global polyester business in 1992. Mr. King is currently a director of the Consumers' Waterheater Income Trust.

         IAN D. MANSFIELD. Mr. Mansfield is currently the CEO/Commissioner of the Canadian Professional Golf Tour. Prior to this appointment, he was President and Founder of his own firm, Ocean Bluff Consulting Inc. Mr. Mansfield retired from TELUS Corp. as Executive Vice President and President of TELUS Communications in October 2000 after a successful and diversified thirty-year career. In his final years at TELUS, he headed the business development work and acted as chief negotiator leading to the merger of BC Tel and Alberta-based TELUS. Mr. Mansfield currently serves on


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the board of directors of Coquitlam Express Hockey Ltd. as co-owner/founder and the board of directors of the Canadian Professional Golf Tour. He also serves on the Orca Bay Advisory Council associated with the Vancouver Canucks. He has completed management studies at Harvard, Banff School of Management, University of Southern California and the British Columbia Institute of Technology.

         IAN M. MCKINNON. Mr. McKinnon was appointed President and Chief Executive Officer of Certicom in March of 2002, and is a member of the Certicom Board of Directors. Mr. McKinnon is a high technology veteran who spent 14 years in various sales and senior management roles with Digital Equipment Corporation in both Canada and Singapore from 1981 to 1994. Prior to joining Certicom, he was CEO with a number of software company turnarounds. He received the Financial Post Investor Relations Award in 1997 and the Ernst & Young "Entrepreneur of the Year -- Turnaround Category" Award in 1998 based on his work as President and CEO with publicly traded Promis Systems Corporation between 1995 and 1999. At Promis, he grew global market share and revenues while increasing the company's valuation by 1200%. Mr. McKinnon has an Honours BA from McMaster University and attended the European Institute of Business Administration (INSEAD).

         JANE MOWAT. Ms. Mowat was the Executive Vice President and Chief Financial Officer of Centrinity, Inc. ("CENTRINITY") from July 2001 to November 2002. She also served as a director and in the Office of the Chief Executive at Centrinity. From September 2000 to June 2001, Ms. Mowat was a business consultant focusing on implementing shareholder value creation strategies. Previously, Ms. Mowat was the General Manager of IBM Global Financing, a division of IBM Corporation responsible for the Americas. Prior to that, Ms. Mowat was a director and Chief Financial Officer of ISM Information System Management Corporation from 1993 to 1995.

         DANIEL F. SULLIVAN. Mr. Sullivan is Deputy Chairman of Scotia Capital Inc. ("SCOTIA CAPITAL"). Since joining Scotia Capital in 1968, Mr. Sullivan has served in several senior positions, including Head of Corporate Finance and Executive Vice President. Mr. Sullivan is a member of the board of directors of Camco Inc. and has served as a director of Cadillac Fairview Corporation, Monarch Development Corporation and Schneider Corporation. He has also served as Chairman of The Toronto Stock Exchange, the Investment Dealers Association of Canada and the Board of Governors of St. Michael's Hospital.

EXECUTIVE OFFICERS -- BIOGRAPHIES

JOHN T. MCLENNAN
DIRECTOR, VICE CHAIRMAN OF THE BOARD OF DIRECTORS AND CHIEF EXECUTIVE OFFICER

         Mr. McLennan was appointed as Vice Chairman and Chief Executive Officer in May, 2000. Prior to his appointment to his current position, Mr. McLennan was President and founder of his own firm, Jenmark Consulting Inc., specializing in strategy, finance, and management of technology companies in Canada and the U.S., with a primary focus on telecommunications. From 1994 to 1997, Mr. McLennan was President and Chief Executive Officer of Bell Canada and President of Bell Ontario from 1993 to 1994. From 1990 to 1993, Mr. McLennan served as president and chief executive officer of BCE Mobile Communications Inc. ("BCE MOBILE"), and from April 1993 to September 1994 he was Chairman of the Board of BCE Mobile. Prior to assuming his positions at the Bell Canada group of companies, Mr. McLennan served as President and Chief Executive Officer at Cantel AT&T Wireless, Canada's largest wireless services provider. Mr. McLennan was an Executive Vice President of Mitel Communications Inc. during its first eight years of rapid growth. Mr. McLennan is also a member of the Board of Directors of Hummingbird Communications, Platform Computing Inc., and Amdocs Limited. Mr. McLennan is Chancellor of the University College of Cape Breton as well as Chairman of the Cape Breton Growth Fund. He graduated from Clarkson University with B.S. and M.S. degrees in industrial management.

JOHN A. MACDONALD

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PRESIDENT AND CHIEF OPERATING OFFICER

         Mr. MacDonald was appointed President and Chief Operating Officer on November 27, 2002. Previously he served as President and Chief Executive Officer of Leitch Technology Corp., a leading provider of high technology products and solutions to the global broadcasting industry. Prior to that, Mr. MacDonald was with Bell Canada from 1994 to 1999, serving first as Executive Vice President, Business Development and Chief Technology Officer before becoming President and COO in 1998. Mr. MacDonald began his career in 1977 at NBTel, the major supplier of telecommunications services in New Brunswick, rising to the post of President and Chief Executive Officer in 1994. Mr. MacDonald is presently a member of the Board of Directors of Leitch Technology Corp., Rogers Cable, UBS (Unique Broadband Systems) and Versatel Networks. He is on the advisory board of Galazar Networks, and is a member of the Federal Government's Advisory Council on Science and Technology. Previously, Mr. MacDonald chaired the National Selection Committee for the Federal Government's Smart Communities Program and served on the Federal Government's Information Highway Advisory Council. Mr. MacDonald holds a Bachelor of Science in electrical engineering from Dalhousie University and a Bachelor of Engineering from the Technical University of Nova Scotia.

DAVID A. LAZZARATO
EXECUTIVE VICE PRESIDENT AND CHIEF FINANCIAL OFFICER

         Mr. Lazzarato was appointed Executive Vice President and Chief Financial Officer in October, 1999. Mr. Lazzarato has over 20 years of operational finance, telecommunications, general management, and public accounting experience. From 1997 to 1999, Mr. Lazzarato was Senior Vice President and Chief Financial Officer of BCE Mobile Communications (Bell Mobility), Canada's largest wireless provider, and from 1994 to 1997 was Vice President and Controller of BCE Inc. Prior to that, Mr. Lazzarato held the position of Senior Vice President Finance and Administration at CAE Electronics Ltd., a firm recognized as the world leader in the design and production of commercial and military flight simulators. Mr. Lazzarato is a Chartered Accountant, holds a Bachelor of Commerce degree from McMaster University and has completed the Senior Executives Program at M.I.T. and a Telecommunications Marketing program at INSEAD.

MARK ETHIER
EXECUTIVE VICE PRESIDENT, SALES

         Mr. Ethier was appointed Executive Vice President, Sales, in July, 2000, and is responsible for the Global, National, Named, General Business and Small Business markets, and Wholesale/Resellers. Mr. Ethier joined AT&T Canada in April, 2000, and initially was Senior Vice President, Sales. Immediately prior to joining AT&T Canada, he was Senior Vice President of Sales at Telus, and prior to 1999, he held a series of executive level sales and marketing positions at Bell Canada. Born in Ottawa, Ontario, Mr. Ethier graduated from the University of Ottawa in 1986 with an Honours Bachelor of Commerce (Finance) degree. He also completed the Financial Masters course with the Royal Bank of Canada in 1991. Mr. Ethier is based at AT&T Canada's head office in Toronto.

MIKE KOLOGINSKI
EXECUTIVE VICE PRESIDENT, MARKETING

         Mr. Kologinski is Executive Vice President, Marketing. Previously he was Senior Vice President, Internet and E-Business Services. And prior to that, he was Vice President, Sales and Marketing, for the Internet and E-Business Services division of AT&T Canada and its predecessor, Netcom Canada. Mr. Kologinski held a series of progressively responsible sales and marketing positions in the Business Services Group of Unitel Communications Inc. and Call-Net Enterprises Inc. Mr. Kologinski holds an Honours Degree in Industrial Engineering from the University of Toronto and an MBA from York University.


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JUDY MCLEOD
EXECUTIVE VICE PRESIDENT, CUSTOMER SERVICE AND CHIEF QUALITY OFFICER

         Judy McLeod is Executive Vice President, Customer Service and Chief Quality Officer , a position she has held since March 2003. In her position, Judy is responsible for the delivery of all Customer Service processes and for providing support to AT&T Canada's Quality team to continue the deployment of AT&T Canada's Quality Management System to the entire Company. Prior to her current role, Judy was Senior Vice President, Human Resources for the Company. She has also held senior positions in Marketing, Customer Service and Information Technology at AT&T Canada. Judy began her career at Bell Canada in progressively more senior positions in Customer Service, Sales and Marketing. She is also a director on the boards of several organizations including Canadian Women in Communications and the Telecommunications Learning Institute.

HENRY C. YIP
EXECUTIVE VICE PRESIDENT, NETWORK SERVICES

         Mr. Yip was appointed Executive Vice President, Network Services in April 2001. He is a Professional Engineer in the Provinces of Alberta and Ontario with extensive experience in the telecommunications industry with TELUS Corporation, Jones Lightwave Ltd. and Bell Canada. Prior to his appointment at AT&T Canada, he spent five years at the TELUS Corporation holding various executive positions in the Operations area. He also initiated TELUS' efforts into the multimedia business as well as created an ASP business in the Geomatics area. He is a member of the Board of Directors of Global Thermoelectric Inc. and of the Engineering Science Advisory Council at the University of Western Ontario. He is the chair of the Wireless Industry Development Working Group for the Alberta ICT Implementation Committee. Mr. Yip is a graduate of the University of Western Ontario with a Bachelor's Degree in Electrical Engineering and of the Advanced Management Program at the Wharton School of Business.

HAROLD GILES
EXECUTIVE VICE PRESIDENT, LEADERSHIP RESOURCES AND DEVELOPMENT

         Mr. Giles is Executive Vice President, Leadership Resources and Development. Mr. Giles joins AT&T Canada from a career that spans 30 years with General Electric, six years with Bell Canada and two years as a Consultant for global companies. At General Electric, he held positions in the Technical and Operations areas, including Managing Director of a European affiliate and in senior human resources roles for GE Canada, GE International and other global GE businesses. At Bell Canada, Harold was Group Vice President of Human Resources during the transformation of Bell to a competitive entity. For the past two years, Mr. Giles has been providing consulting services to CEOs in companies with global operations undergoing competitive changes and new growth initiatives.

SCOTT L. EWART
SENIOR VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY, CHIEF PRIVACY OFFICER

         Mr. Ewart became Senior Vice President, General Counsel and Secretary in October 2000. Mr. Ewart was called to the Ontario Bar in 1980 and has 20 years of Corporate, Commercial and Intellectual Property experience in North America and Europe. Prior to his current appointment, he was Division Counsel for Coca-Cola Northwest Europe in London, England. Prior to moving to England, he was Vice President and General Counsel for Coca-Cola Canada. He was Securities Counsel for Nortel from 1985 to 1989. Prior to this, he was in private practice. He has extensive high tech experience with Nortel and AT&T Canada, and extensive intellectual and trade-mark experience with Coca-Cola in North America and Europe. He has lectured extensively on the protection of intellectual property rights. He is a member of the Canadian, U.S. and International Bar Associations, as well as a Fellow of the Institute of


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Directors (London, England). He obtained his Bachelor of Laws degree at The
University of Windsor, Ontario, and completed the Executive Management program at Yale University.

CHRIS PEIRCE
SENIOR VICE PRESIDENT, REGULATORY AND GOVERNMENT AFFAIRS

         Mr. Peirce is the Senior Vice-President, Regulatory & Government Affairs. He is responsible for the development and promotion of the corporation's strategic interests and regulatory and policy positions with government and relevant regulatory agencies. Mr. Peirce joined AT&T Canada as Government Relations Vice President in June 1999. He was promoted to the position of Vice President Government and Regulatory Affairs in 2000 and to his current position in January 2002. Prior to joining AT&T Canada, Mr. Peirce was Vice-President, Strategic Planning with the Canadian Association of Petroleum Producers (CAPP). In this position he was responsible for the Canadian upstream oil and gas industry's positions on public policy both federally and provincially as well as in the U.S. Prior to joining CAPP, Mr. Peirce was the executive assistant to the Honourable Ralph Goodale, then Canada's Minister of Agriculture and Agri-Food and Chair of the Cabinet Committee for the Economic Union. Mr. Peirce obtained his Bachelor of Laws degree at Queen's University in Kingston Ontario, and practised law in Edmonton, Alberta, from 1983-1993.

MURIEL PRENTICE
SENIOR VICE PRESIDENT, CHIEF INFORMATION OFFICER

         Ms Prentice is Senior Vice President and Chief Information Officer a position she has held since July 2001. In this position, Ms Prentice is responsible for all business information management solutions, enterprise project management, computing hardware and internal network infrastructure in support of the corporations' business needs. She joined AT&T Canada in February 2001 as Vice President, Architecture & Strategy and was instrumental in formulating the strategy the corporation is now following to integrate its systems environments. Ms Prentice has more than 30 years of experience in information technology predominately with high technology and communications companies. Prior to joining AT&T Canada, Ms Prentice spent 15 years at Nortel Networks where she held a series of executive level positions and was instrumental in the deployment of Nortel's Global Supply Chain Management program. She is a member of the Canadian Information Professionals and the Canadian Equestrian Federation and actively supports volunteer efforts for the Hospital for Sick Children.

DEAN PREVOST
SENIOR VICE PRESIDENT, STRATEGY AND CORPORATE DEVELOPMENT

         Mr. Prevost is Senior Vice President, Strategy and Corporate Development of AT&T Canada Inc. Prior to his appointment to his current position, Mr. Prevost was Vice President, Strategy and Business Development of AT&T Canada Corp., a position he assumed in January 1999. In 1997 and 1998, he held the position of Vice President, Strategy and Business Development at AT&T Canada Enterprises. Prior to joining AT&T Canada Corp., Mr. Prevost was a senior consultant with Monitor Company, an international strategy consulting firm, where he assisted clients in the telecommunication, banking, manufacturing and retail industries. During his tenure at Monitor, Mr. Prevost specialized in corporate strategy, mergers and acquisitions, competitive and industry analysis, as well as market segmentation. Prior to joining Monitor, Mr. Prevost worked in the US mutual fund industry and drafted the original business plan for a start-up, software development arm of Hewlett-Packard (Canada). Mr. Prevost holds a Bachelor of Commerce in Finance from the University of Calgary with distinction and a Masters of Business Administration from Harvard Business School.

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BROCK ROBERTSON
SENIOR VICE PRESIDENT, TREASURY AND INVESTOR RELATIONS

         Mr. Robertson is Senior Vice President, Treasury and Investor Relations, a position he assumed in October 2000. Mr. Robertson was previously Vice President, Treasury and Investor Relations of Call-Net/Sprint Canada, where he held a variety of increasingly responsible financial management and corporate development positions over a period of seven years. Mr. Robertson, who has considerable expertise in competitive telecom, financial strategy, cross-border capital markets, and international treasury, brought 17 years of finance and public accounting experience to AT&T Canada. He is a Chartered Accountant and holds a degree in mathematics from University of Waterloo in Ontario.

DON WELHAM
VICE PRESIDENT, CONTROLLER

         Mr. Welham was appointed Vice President, Controller of AT&T in February 2000. Prior to this appointment, Mr. Welham was the Controller of AT&T Canada Corp., a position he assumed in 1995. Mr. Welham has been with AT&T Canada and its predecessor companies since 1982, holding director positions in Performance Management, Marketing and Internal Audit. Prior to joining AT&T Canada, Mr. Welham worked for Price Waterhouse in Toronto and in Cape Town and Johannesburg, South Africa.

9.       ADDITIONAL INFORMATION

         Additional financial information is provided in the consolidated financial statements of AT&T Canada Inc. as of December 31, 2002 and 2001and for the three-year period ended December 31, 2002 and the notes thereto and the report of the Company's auditors thereon and Management's Discussion and Analysis of Financial Conditions and Results of Operations thereon ("MD&A") filed on SEDAR on February 28, 2003. These consolidated financial statements and the accompanying MD&A were filed with the United States Securities and Exchange Commission on Form 6-K on EDGAR on February 28, 2003.

         The Company will provide to any company or person, upon request to the Secretary of the Company:

     (a) when the securities of the Company are in the course of a distribution pursuant to a short form prospectus or a preliminary short form prospectus:

          (i) one copy of the Company's annual information form, together with one copy of any document, or the pertinent pages of any document, incorporated by reference in the annual information form;

          (ii) one copy of the Company's comparative financial statements for its most recently completed financial year for which financial statements have been filed, together with the accompanying report of the auditor and one copy of the most recent interim financial statements of the Company that have been filed for any period subsequent to the end of the Company's most recently completed financial year;

          (iii) one copy of the management information circular in respect of the Company's most recent annual meeting of shareholders that involved the election of directors or one copy of any annual filing prepared in lieu of that information circular, as appropriate; and

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          (iv) one copy of any other documents that are incorporated by reference into the preliminary short-form prospectus or the short-form prospectus and are not required to provided under (i) to (iii) above; or

     (b)  at any other time, one copy of any of the documents referred to in (a)
          (i), (ii) and (iii) above, provided that the Company may require the payment of a reasonable charge if the request is made by a person or company who is not a security holder of the Company.

         The Secretary of the Company can be contacted at 200 Wellington Street West, Suite 1600, Toronto, Ontario M5V 3G2.